      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 6, 1996

                                                 REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                  PROXIM, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                      DELAWARE                                              77-0059429
          (STATE OR OTHER JURISDICTION OF                                (I.R.S. EMPLOYER
           INCORPORATION OR ORGANIZATION)                              IDENTIFICATION NO.)

                           295 NORTH BERNARDO AVENUE
                        MOUNTAIN VIEW, CALIFORNIA 94043
                                 (415) 960-1630
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                 DAVID C. KING
                      CHAIRMAN OF THE BOARD OF DIRECTORS,
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  PROXIM, INC.
                           295 NORTH BERNARDO AVENUE
                        MOUNTAIN VIEW, CALIFORNIA 94043
                                 (415) 960-1630
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

               JEFFREY D. SAPER, ESQ.                                EDWARD M. LEONARD, ESQ.
              RICHARD C. DEGOLIA, ESQ.                                SCOTT D. LESTER, ESQ.
                ROBERT G. DAY, ESQ.                              BROBECK, PHLEGER & HARRISON LLP
          WILSON SONSINI GOODRICH & ROSATI                            TWO EMBARCADERO PLACE
              PROFESSIONAL CORPORATION                                    2200 GENG ROAD
                 650 PAGE MILL ROAD                                PALO ALTO, CALIFORNIA 94303
          PALO ALTO, CALIFORNIA 94304-1050                                (415) 424-0160
                   (415) 493-9300

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------
                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------

- ----------------------------------------------------------------------------------------------------------------
                                                             PROPOSED MAXIMUM  PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF             AMOUNT TO BE    OFFERING PRICE      AGGREGATE        AMOUNT OF
        SECURITIES TO BE REGISTERED          REGISTERED(1)     PER SHARE(2)   OFFERING PRICE(2) REGISTRATION FEE
- ----------------------------------------------------------------------------------------------------------------
Common Stock, 0.001 par value............... 2,875,000 shares      $41.125       $118,234,375       $40,771
- ----------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------

(1) Includes 375,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of computing the amount of the registration fee, based on the average of the high and low prices for the Common Stock as reported on the Nasdaq National Market on June 3, 1996, in accordance with Rule 457(c) promulgated under the Securities Act of 1933.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This Registration Statement contains two forms of prospectuses: one to be used in connection with an offering in the United States and Canada the ("U.S. Prospectus") and the other to be used in connection with a concurrent international offering (the "International Prospectus"). The two prospectuses are identical except for the outside front cover page. The form of U.S. Prospectus outside front cover page is included behind this explanatory note and is followed by the differing outside front cover page to be used in the International Prospectus.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS         SUBJECT TO COMPLETION, DATED JUNE 6, 1996

                                2,500,000 SHARES

                                      LOGO
                                  COMMON STOCK

                            ------------------------

       Of the 2,500,000 shares of Common Stock offered hereby, 1,875,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters and 625,000 shares are being offered initially outside of the United States and Canada by the International Underwriters. See "Underwriting." All of the 2,500,000 shares of Common Stock offered hereby are being sold by Proxim, Inc. ("Proxim" or the "Company"). The Company's Common Stock is traded on the Nasdaq National Market under the symbol "PROX." On June 3, 1996, the last reported sale price of the Company's Common Stock on the Nasdaq National Market was $40.25 per share. See "Price Range of Common Stock."

     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
             CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------

- -------------------------------------------------------------------------------------------------------
                                                 UNDERWRITING                          PROCEEDS TO
                                PRICE TO        DISCOUNTS AND       PROCEEDS TO          SELLING
                                 PUBLIC         COMMISSIONS(1)       COMPANY(2)      STOCKHOLDERS(2)
- -------------------------------------------------------------------------------------------------------
Per Share...................        $                 $                  $                  $
- -------------------------------------------------------------------------------------------------------
Total(3)....................        $                 $                  $                  $
- -------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------

(1) For information regarding indemnification of the Underwriters, see "Underwriting."

(2) Before deducting expenses of the offering payable by the Company, estimated at $675,000.

(3) The Company has granted the Underwriters an option, exercisable within 30 days from the date hereof, to purchase up to 375,000 additional shares of Common Stock on the same terms as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total
    Price to Public will be $          , the Underwriting Discounts and
    Commissions will be $          and the Proceeds to the Company will be
    $        . See "Underwriting."

                            ------------------------

     The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the shares will be made in New York, New York on or about
              , 1996.

                            ------------------------

UBS SECURITIES
                  MONTGOMERY SECURITIES

                                   UNTERBERG HARRIS

                                                VOLPE, WELTY & COMPANY

            , 1996

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS         SUBJECT TO COMPLETION, DATED JUNE 6, 1996

                                2,500,000 SHARES

                                      LOGO
                                  COMMON STOCK

                            ------------------------

       Of the 2,500,000 shares of Common Stock offered hereby, 625,000 shares are being offered initially outside of the United States and Canada by the International Underwriters and 1,875,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters. See "Underwriting." All of the 2,500,000 shares of Common Stock offered hereby are being sold by Proxim, Inc. ("Proxim" or the "Company"). The Company's Common Stock is traded on the Nasdaq National Market under the symbol "PROX." On June 3, 1996, the last reported sale price of the Company's Common Stock on the Nasdaq National Market was $40.25 per share. See "Price Range of Common Stock."

     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
             CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------

- -------------------------------------------------------------------------------------------------------
                                                 UNDERWRITING                          PROCEEDS TO
                                PRICE TO        DISCOUNTS AND       PROCEEDS TO          SELLING
                                 PUBLIC         COMMISSIONS(1)       COMPANY(2)      STOCKHOLDERS(2)
- -------------------------------------------------------------------------------------------------------
Per Share...................        $                 $                  $                  $
- -------------------------------------------------------------------------------------------------------
Total(3)....................        $                 $                  $                  $
- -------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------

(1) For information regarding indemnification of the Underwriters, see "Underwriting."

(2) Before deducting expenses of the offering payable by the Company, estimated at $675,000.

(3) The Company has granted the Underwriters an option, exercisable within 30 days from the date hereof, to purchase up to 375,000 additional shares of Common Stock on the same terms as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total
    Price to Public will be $          , the Underwriting Discounts and
    Commissions will be $          and the Proceeds to the Company will be
    $        . See "Underwriting."

                            ------------------------

     The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the shares will be made in New York, New York on or about
              , 1996.

                            ------------------------

UBS LIMITED
                  MONTGOMERY SECURITIES

                                   UNTERBERG HARRIS

                                                VOLPE, WELTY & COMPANY

            , 1996

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

     This Prospectus includes trademarks of the Company and other companies.

                               PROSPECTUS SUMMARY

     This Prospectus contains certain statements of a forward-looking nature relating to future events or future financial performance of the Company. Prospective investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, a prospective investor should specifically consider the various factors identified in or incorporated by reference into this Prospectus, including the matters set forth under the caption "Risk Factors," which could cause actual results to differ materially from those indicated in such forward-looking statements. The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and Financial Statements and Notes thereto, appearing elsewhere in, or incorporated by reference into, this Prospectus. Unless otherwise indicated, the information contained in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     Proxim designs, manufactures and markets high performance wireless local area data networking products. Based on spread spectrum radio frequency technology, Proxim's highly integrated wireless client adapters and network infrastructure systems seamlessly extend existing enterprise LANs to enable mobility-driven applications in a wide variety of in-building and campus area environments. Proxim's RangeLAN2TM 2.4 GHz wireless LAN technology has been adopted by a number of mobile computer and handheld data terminal system manufacturers, as well as many leading wireless solution providers, for real-time data collection applications in manufacturing, warehousing, transportation and retailing and for point-of-service network applications in healthcare, hospitality and financial services.

     Significant technological advances and changes in the regulatory environment have facilitated the development and proliferation of wireless networking solutions which extend the reach of existing wired networks. Advances in wireless data communications technology have enabled the development of a new generation of 2.4 GHz wireless LAN products that operate at significantly higher data rates and utilize standard network interfaces and protocols to seamlessly extend existing enterprise data networks into a wide variety of vertical markets and applications. As a result of recent regulatory changes, the 2.4 GHz frequency band has been allocated for unlicensed wireless networks in virtually every developed country around the world. The universal availability of this unlicensed spectrum has encouraged wireless LAN suppliers to design standard products and solutions which can be used globally. The Company believes that the convergence of worldwide spectrum availability, emerging standards and new high performance products will lead to more widespread deployment of wireless LAN products to achieve improved productivity and enhanced customer service in both traditional industrial data collection applications as well as emerging point-of-service network applications.

     In 1994, Proxim pioneered 2.4 GHz frequency hopping wireless LAN technology by being first to market with its RangeLAN2 product family. Proxim designs high performance open systems wireless communications products that transparently extend the reach of existing enterprise LANs using standard network interfaces and protocols. RangeLAN2's unique frequency hopping systems architecture and wireless LAN protocols create a robust RF network environment that cost-effectively expands to accommodate an increasing number of mobile users and applications. The RangeLAN2 family incorporates a number of technological innovations to achieve superior product performance and functionality. The widespread availability of RangeLAN2-based mobile computer and peripheral systems allows end users to select from numerous interoperable products in meeting their application requirements.

     Proxim's objective is to maintain its leadership position in the high performance wireless LAN market. The Company's key strategies include enhancing the performance and functionality of its existing products and developing new wireless communications technologies and products, focusing on key marketing opportunities by working closely with its OEM customers to expand into new retail markets and applications, and strengthening its international marketing and distribution capabilities.

     The Company sells its products directly to OEM customers, and indirectly to value added resellers, system integrators and end users through regional, national and international distributors. Since 1994, Proxim has captured a substantial number of key design wins with major 2.4 GHz OEM customers. Currently, the Company has relationships with over 50 OEM customers and application solutions providers for its RangeLAN2 products. Representative OEM customers include AMP Incorporated, Data General, Digital Equipment Corporation, Fujitsu Personal Systems, Inc., Intermec Corporation, LXE, Inc., Norand Corporation, NTT Intelligent Technology Co., Ltd., SpaceLabs Medical and Zenith Data Systems Corporation.

     The Company was incorporated in California in December 1984 and was reincorporated in Delaware in December 1993. Its principal executive offices are located at 295 North Bernardo Avenue, Mountain View, California 94043 and the Company's telephone number is (415) 960-1630.

                                  THE OFFERING

Common Stock offered.............................  2,500,000 shares
Common Stock to be outstanding after the
  offering.......................................  9,956,000 shares(1)
Use of Proceeds..................................  For working capital, capital expenditures and other general corporate purposes
Nasdaq National Market Symbol....................  PROX
Risk Factors.....................................  The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                      THREE MONTHS
                                                                                          ENDED
                                              YEAR ENDED DECEMBER 31,                   MARCH 31,
                                  -----------------------------------------------   -----------------
                                   1991      1992      1993      1994      1995      1995       1996
                                  -------   -------   -------   -------   -------   ------     ------
STATEMENT OF OPERATIONS DATA:
  Revenue.......................  $ 2,672   $ 4,114   $ 8,078   $11,297   $22,083   $3,363     $8,901
  Gross profit..................      558     1,696     4,171     6,076    11,240    1,744      4,362
  Research and development......    1,673     1,199     1,474     1,783     3,288      652      1,070
  Selling, general and
     administrative.............    1,368     2,383     2,821     3,982     6,694    1,235      2,127
  Income (loss) from
     operations.................   (2,483)   (1,886)     (124)      311     1,258     (143)     1,165
  Net income (loss).............   (2,494)   (1,902)      (99)      745     2,846       18        912
  Net income (loss) per
     share(2)...................       --      (.36)     (.02)      .10       .35      .00        .11
  Weighted average common shares
     and equivalents(2).........       --     5,326     5,665     7,738     8,172    7,733      8,268

                                                                              MARCH 31, 1996
                                                                         ------------------------
                                                                         ACTUAL    AS ADJUSTED(3)
                                                                         -------   --------------
BALANCE SHEET DATA:
  Cash and cash equivalents............................................  $ 5,590      $100,609
  Working capital......................................................   17,256       112,275
  Total assets.........................................................   23,875       118,894
  Stockholders' equity.................................................   19,525       114,544

- ---------------
(1) Based upon shares outstanding as of March 31, 1996. Excludes as of March 31, 1996 (i) 1,377,250 shares reserved for issuance upon exercise of outstanding stock options, (ii) 1,140,000 additional shares reserved for future issuance pursuant to the Company's 1995 Long-Term Incentive Plan, (iii) 231,913 additional shares reserved for future issuance under the Company's 1993 Employee Stock Purchase Plan and (iv) 53,542 additional shares reserved for future issuance under the Company's 1994 Director Option Plan.
(2) Net loss per share for 1992 is a pro forma calculation based on the weighted average number of outstanding shares of Common Stock plus common stock equivalents. Common stock equivalents include stock options and warrants granted between October 1, 1992 and December 22, 1993 (using the treasury stock method and the initial public offering price) and Mandatorily Redeemable Convertible Preferred Stock assuming conversion into Common Stock on their respective original dates of issuance, even though anti-dilutive for all periods through the effectiveness of the Company's initial public offering. Net loss per share for 1991 has not been presented as such information is not meaningful. See Note 2 of Notes to Financial Statements.
(3) Adjusted to give effect to the issuance and sale by the Company of 2,500,000 shares of Common Stock offered hereby at an assumed public offering price of $40.25 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in, or incorporated by reference into, this Prospectus. In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company's business before purchasing shares of the Company's Common Stock offered hereby.

POTENTIAL FLUCTUATIONS IN FUTURE OPERATING RESULTS

     The Company has experienced, and may in the future continue to experience, significant annual and quarterly fluctuations in revenue, gross margins and operating results due to numerous factors, some of which are outside the Company's control. These factors include fluctuating market demand for, and declines in the average selling prices of, the Company's products, the timing of and delays or cancellations of significant orders from OEM customers, the cost, the availability and quality of components from the Company's suppliers, availability, quality and cost of assemblies from subcontractors, the lengthy sales and design-in cycles for OEM products, delays in the introduction of the Company's new products, competitive product introductions, market adoption of new technologies and standards, the mix of products sold, the effectiveness of the Company's distribution channels, the failure to anticipate changing customer product requirements, seasonality, manufacturing capacity and efficiency, changes in the regulatory environment and general economic conditions. Historically, the Company has not operated with a significant order backlog and a substantial portion of the Company's revenue in any quarter has been derived from orders booked and shipped in that quarter. Accordingly, the Company's revenue expectations are based almost entirely on its internal estimates of future demand and not on firm customer orders. Planned expense levels are relatively fixed in the short term and are based in large part on these estimates, and if orders and revenue do not meet expectations, the Company's operating results could be materially adversely affected. In this regard, in the third quarter of 1994, the Company experienced a decrease in revenue and an operating loss as a result of lower than expected orders in connection with the transition of several OEM customers from 900 MHz products to 2.4 GHz RangeLAN2 products. There can be no assurance that the Company will not experience future quarter-to-quarter decreases in revenue and gross margins or quarterly operating losses. In addition, due to the timing of orders from OEM customers, the Company has often recognized a substantial portion of its revenue in the last month of a quarter. As a result, minor fluctuations in the timing of orders and the shipment of products have caused, and may in the future cause, operating results to vary significantly from quarter to quarter. It is possible that due to such fluctuations or other factors, the Company's future operating results could be below the expectations of securities analysts and investors. In such an event, or in the event that adverse market conditions prevail or are perceived to prevail generally or with respect to the Company's business, the price of the Company's Common Stock would likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Sales and Marketing."

DEPENDENCE ON A LIMITED NUMBER OF OEM CUSTOMERS

     Historically, a substantial portion of the Company's revenue has been derived from a limited number of customers, most of which are OEM customers. Approximately 76%, 79%, 56%, and 83% of the Company's total revenue during the first quarter of 1996 and during 1995, 1994 and 1993, respectively, were to OEM customers. Sales to two OEM customers represented approximately 27% and 14%, of the Company's total revenue during 1995. Sales to three OEM customers represented approximately 27%, 17% and 11% of the Company's total revenue during the first quarter of 1996. The Company expects that sales to a limited number of OEM customers will continue to account for a substantial portion of its revenue during any period for the foreseeable future. The Company also has experienced quarter to quarter variability in sales to each of its major OEM customers and expects this pattern to continue in the future. The loss of one or more of the Company's major OEM customers could have a material adverse effect on the Company's results of operations.

     Sales of many of the Company's wireless networking products depend in significant part upon the decision of a prospective OEM customer to develop and market wireless solutions which incorporate the Company's wireless technology. OEM customers' orders are affected by a variety of factors such as new product introductions, regulatory approvals, end user demand for OEM customers' products, product life cycles, inventory levels, manufacturing strategy, contract awards, competitive conditions and general economic conditions. Sales of the Company's products generally involve a significant commitment of capital and other resources by its customers, with the attendant delays associated with such customers' internal procedures to approve such commitment. For these and other reasons, the design-in cycle associated with the purchase of the Company's wireless products by OEM customers is quite lengthy, generally ranging from six months to two years, and is subject to a number of significant risks, including customers' budgeting constraints and internal acceptance reviews, that are beyond the Company's control. Because of the lengthy sales cycle, the Company typically plans its production and inventory levels based on internal forecasts of OEM customer demand, which is highly unpredictable and can fluctuate substantially. In addition, the Company's agreements with OEM customers typically do not require minimum purchase quantities and a significant reduction, delay or cancellation of orders from any of these customers could have a material adverse effect on the Company's results of operations. If revenue forecasted from a specific customer for a particular quarter is not realized in that quarter, the Company's operating results for that quarter could be materially adversely affected. In addition, there can be no assurance that the Company will become a qualified supplier for new OEM customers or that the Company will remain a qualified supplier for existing OEM customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Customers" and "-- Sales and Marketing."

SOLE OR LIMITED SOURCES OF SUPPLY

     Certain parts and components used in the Company's products, including the Company's proprietary application specific integrated circuits ("ASICs"), monolithic memory integrated circuits ("MMICs") and assembled circuit boards, are only available from single sources, and certain other parts and components are only available from a limited number of sources. The Company's reliance on these sole source or limited source suppliers involves certain risks and uncertainties, including the possibility of a shortage or discontinuation of certain key components and reduced control over delivery schedules, manufacturing capability, quality and costs. Any reduced availability of such parts or components when required could materially impair the Company's ability to manufacture and deliver its products on a timely basis and result in the cancellation of orders, which could have a material adverse effect on the Company's operating results. In addition, the purchase of certain key components involves long lead times and, in the event of unanticipated increases in demand for the Company's products, the Company has in the past been, and may in the future be, unable to manufacture certain products in a quantity sufficient to meet its customers' demand in any particular period. The Company has no guaranteed supply arrangements with its sole or limited source suppliers, does not maintain an extensive inventory of parts or components, and customarily purchases sole or limited source parts and components pursuant to purchase orders placed from time to time in the ordinary course of business. Business disruptions, production shortfalls or financial difficulties of a sole or limited source supplier could materially and adversely impact the Company by increasing product costs, or reducing or eliminating the availability of such parts or components. In such event, the inability of the Company to develop alternative sources of supply quickly and on a cost-effective basis could materially impair the Company's ability to manufacture and deliver its products on a timely basis and could have a material adverse effect on its operating results. See "Business -- Manufacturing."

MANUFACTURING RISKS

     The Company currently has limited manufacturing capability and has no experience in large scale manufacturing. If the Company's customers were to place orders for unexpectedly large quantities of the Company's products, the Company's present manufacturing capacity could be inadequate to meet such demand. There can be no assurance that the Company will be able to develop or contract for additional manufacturing capacity on acceptable terms on a timely basis. In addition, in order to continue to compete successfully, the Company will need to achieve significant product cost reductions. Although the Company intends to achieve cost reductions through engineering improvements and production economies, there can be no assurance that the Company will be able to do so. In order to remain competitive, the Company must continue to introduce new products and processes into its manufacturing environment. The Company currently conducts its manufacturing operations for all of its products in a single facility in Mountain View, California. In addition, the Company relies on certain outside contract manufacturers for circuit board assemblies which subjects the Company to a number of risks, including a potential inability to obtain an adequate supply of assembled circuit boards as well as reduced control over the price, timely delivery and quality of such assembled circuit boards. If the Company's Mountain View facility or the facilities of the outside contract manufacturers were incapable of operating, even temporarily, or were unable to operate at or near current or full capacity for any extended period, the Company's business and operating results could be materially adversely affected. Changes to the manufacturing process to incorporate new products and processes could cause disruptions, which, in turn, could adversely affect customer relationships, cause a loss of market opportunities and have a material adverse effect on the Company's business and operating results.

     During the second and third quarters of 1995, the Company experienced higher than expected demand for its products. This resulted in delays in the delivery of certain products due to temporary shortages of certain components, particularly components with long lead times, and insufficient manufacturing capacity. Although the Company has taken certain steps to minimize such delays in the future by increasing its manufacturing capacity and stocking certain critical and long lead time components, due to the complex nature of the Company's products and manufacturing processes, the worldwide demand for certain wireless technology components and other factors, there can be no assurance that delays in the delivery of products will not occur in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results of Operations," and "Business -- Manufacturing."

RAPID TECHNOLOGICAL CHANGE; ONGOING NEW PRODUCT DEVELOPMENT REQUIREMENTS; EVOLVING INDUSTRY STANDARDS

     The wireless communications industry is characterized by very rapid technological change, short product life cycles and evolving industry standards. To remain competitive, the Company must develop or gain access to new technologies in order to increase product performance and functionality, reduce product size and maintain cost-effectiveness. The Company has committed and expects that it will continue to devote substantial research and development resources to enhance its RangeLAN2 architecture and develop new RangeLAN2-based products. The Company also expects to substantially increase its research and development expenses to develop new technologies and products in the future. Given the emerging nature of the wireless LAN market, there can be no assurance that the RangeLAN2 products and technology, or the Company's other products or technology, will not be rendered obsolete by alternative technologies.

     The Company's success is also dependent on its ability to develop new products for existing and emerging wireless communications markets, to introduce such products in a timely manner and to have them designed into new products developed by OEM customers. The development of new wireless networking products is highly complex, and wireless LAN companies, including Proxim, from time to time have experienced delays in developing and introducing new products. Due to the intensely competitive nature of the Company's business, any delay in the commercial availability of new products could have a material adverse effect on the Company's operating results. If the Company is unable to develop or obtain access to advanced wireless networking technologies as they become available, or is unable to design, develop and introduce competitive new products on a timely basis, or is unable to hire qualified engineers to develop such technologies and products, its future operating results would be materially and adversely affected. In particular, the Company intends to expend substantial resources in developing products that are designed to conform to the potential IEEE 802.11 specifications. There can be no assurance that these specifications will be ultimately adopted or that such standards will have a meaningful commercial impact. To the extent these standards or other standards are adopted, the Company could be at a disadvantage if its competitors are able to develop and introduce competitive products which conform to such standards more rapidly than the Company. See "Business -- Research and Development" and
"-- Competition."

COMPETITION

     The wireless local area networking market is intensely competitive. The principal competitive factors in this market include effective RF coverage area, data throughput, wireless networking protocol sophistication, network scalability, roaming capability, power consumption, product miniaturization, product reliability, product time to market, product certifications, price, effective distribution channels, ability to support new industry standards and company reputation. Although the Company believes that it currently competes favorably on the basis of these factors, the Company could be at a disadvantage to companies that have broader distribution channels and offer more diversified product lines.

     Proxim has several current competitors which offer 2.4 GHz products, including IBM, Lucent Technologies, Symbol Technologies and Telxon. In addition, certain other companies, such as 3Com Corporation, have announced their intention to offer competitive 2.4 GHz products. Some of these competitors have announced their intention to develop IEEE 802.11 standards-based products or other higher performance systems in the future. In addition to competition from companies that offer or have announced their intention to develop wireless LAN products, the Company could face future competition from companies that offer products which replace network adapters or offer alternative wireless communications solutions, or from large computer and network equipment companies. There can be no assurance that the Company will be able to compete successfully against these competitors or that competitive pressures faced by the Company will not adversely affect its business or operating results.

     Many of the Company's present and potential competitors have substantially greater financial, marketing, technical and other resources than the Company with which to pursue engineering, manufacturing, marketing, and distribution of their products and may succeed in establishing technology standards or strategic alliances in the wireless LAN market, obtain more rapid market acceptance for their products, or otherwise gain a competitive advantage. There can be no assurance that the Company will succeed in developing products or technologies that are more effective than those developed by its competitors. Furthermore, the Company competes with companies with high volume manufacturing and extensive marketing and distribution capabilities, areas in which the Company has limited experience. Increased competition, direct and indirect, could adversely affect the Company's revenue and profitability through pricing pressure and loss of market share. There can be no assurance that the Company will be able to compete successfully against existing and new competitors as the market evolves and the level of competition increases.

INTERNATIONAL SALES

     Revenue from shipments by the Company to customers outside the United States, principally to a limited number of distributors and OEM customers, represented 36%, 24%, 6% and 4% of total revenue during the first quarter of 1996 and during 1995, 1994 and 1993, respectively. The Company expects that revenue from shipments to international customers will continue to represent a substantial portion of total revenue for the foreseeable future. Sales to international customers or to U.S. OEM customers who ship to international locations are subject to a number of risks and uncertainties including, but not limited to, changes in foreign government regulations and telecommunications standards, export license requirements, tariffs and taxes, other trade barriers, fluctuations in currency exchange rates, difficulty in collecting accounts receivable, difficulty in staffing and managing foreign operations, and potential political and economic instability. While international sales are typically denominated in U.S. dollars and the Company generally extends limited credit terms, fluctuations in currency exchange rates could cause the Company's products to become relatively more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. Additionally, payment cycles for international distributors are usually longer than for distributors in the United States. There can be no assurance that foreign markets will continue to develop or that the Company will receive additional orders to supply its products to foreign customers. The Company's business and operating results could be materially and adversely affected if foreign markets do not continue to develop or the Company does not receive additional orders to supply its products for use by foreign customers. See "Business -- Sales and Marketing."

PROTECTION OF PROPRIETARY RIGHTS

     The Company relies on a combination of patents, trademarks and non-disclosure agreements in order to establish and protect its proprietary rights. Proxim has been issued three U.S. patents which are important to the current business of the Company, and has four patent applications pending in the U.S. which relate to the Company's core technology. There can be no assurance that patents will issue from any of these pending applications or, if patents do issue, that the claims allowed will be sufficiently broad to protect the Company's technology. In addition, there can be no assurance that any patents issued to the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection to the Company. Since U.S. patent applications are maintained in secrecy until patents issue, and since publication of inventions in the technical or patent literature tend to lag behind such inventions by several months, the Company cannot be certain that it was the first creator of the inventions covered by its issued patents or pending patent applications or that it was the first to file patent applications for such inventions or that the Company is not infringing on the patents of others. In addition, the Company has filed, or reserved its rights to file, a number of patent applications internationally. There can be no assurance that any such international patent applications will issue or that the laws of foreign jurisdictions will protect the Company's proprietary rights to the same extent as the laws of the United States.

     In view of the rapid technological change in this industry, Proxim believes that the technical expertise and creative skills of its engineers and other personnel are crucial in determining the Company's future technological success. The Company's ability to compete in the marketplace may be enhanced by its ability to protect its proprietary information through the ownership of patents, registrations, and trademarks. The Company attempts to protect its trade secrets and other proprietary information through agreements with customers and suppliers, proprietary information agreements with employees and other security measures. Although the Company intends to protect its rights vigorously, there can be no assurance that these measures will be successful. Litigation may be necessary to enforce the Company's patents, trademarks or other intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business and operating results. No intellectual property of the Company has been invalidated or declared unenforceable. However, there can be no assurance that in the future such rights will be upheld. Furthermore, there can be no assurance that any issued patents will provide the Company with a competitive advantage or will not be challenged by third parties or that the patents of others will not have an adverse effect on the Company's ability to do business. There can be no assurance that the measures taken by the Company will prevent misappropriation of its technology. In addition, there can be no assurance that others will not independently develop similar products, design around the Company's proprietary technology or duplicate the Company's products. See "Business -- Protection of Proprietary Rights."

MANAGEMENT OF GROWTH

     The Company's growth to date has caused, and will continue to cause, a significant strain on its management, operational, financial and other resources. The Company's ability to manage its growth effectively will require it to improve its operational and financial systems. These demands will require the addition of new management personnel and the development of additional expertise by existing management. The failure of the Company's management team to effectively manage growth, should it occur, could have a material adverse impact on the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

UNCERTAIN GOVERNMENT REGULATION

     In the United States, the Company is subject to various FCC rules and regulations. Current FCC regulations permit license-free operation in certain FCC-certified bands in the radio spectrum. Proxim's spread spectrum wireless products are certified for unlicensed operation in the 902-928 MHz and 2.4-2.4835 GHz frequency bands. Operation in these frequency bands is governed by rules set forth in Part 15 of the FCC regulations. The Part 15 rules are designed to minimize the probability of interference to other users of the spectrum and, thus, accord Part 15 systems secondary status. In the event that there is interference between a primary user and a Part 15 user, a higher priority user can require the Part 15 user to curtail transmissions that create interference. In this regard, if users of the Company's products experience excessive interference from primary users, market acceptance of the Company's products could be adversely affected, thereby materially and adversely affecting the Company's business and results of operations. The FCC, however, has established certain standards which create an irrebuttable presumption of noninterference for Part 15 users and the Company believes that its products comply with such requirements. There can be no assurance that the occurrence of regulatory changes, including changes in the allocation of available frequency spectrum or modification to the standards establishing an irrebuttable presumption for unlicensed Part 15 users, would not significantly impact the Company's operations by rendering current products obsolete, restricting the applications and markets served by the Company's products or increasing the opportunity for additional competition.

     The Company's products are also subject to regulatory requirements in international markets and, therefore, the Company has been monitoring the development of spread spectrum regulations in certain countries that represent potential markets for its products. The Company has limited experience in gaining regulatory approval outside of the United States. Several foreign countries, such as Canada, have regulations that closely follow those of the FCC. To date, Proxim or its distribution partners have obtained certifications for the Company's products in 22 countries as well as approval for use in over 20 additional countries which rely on or reference certification requirements of regulatory bodies such as the FCC and the European Telecommunications Standards Institute ("ETSI"). Each new Proxim product or OEM customer product must be certified or otherwise qualified for use in each country. The Company has an ongoing program to obtain certifications for its products and to assist certain OEM customers in obtaining certification for their products in all available markets. While there can be no assurance that the Company will be able to comply with regulations in any particular country, the Company has designed its RangeLAN2 products to minimize the design modifications required to meet various
2.4 GHz international spread spectrum regulations. Changes in, or the failure by the Company to comply with, applicable domestic and international regulations could have a material adverse effect on the Company's business and operating results. In addition, with respect to those countries that do not follow FCC regulations, Proxim may need to modify its products to meet local rules and regulations.

EXPANDED DISTRIBUTION REQUIRED FOR BRANDED PRODUCTS

     To date, a substantial percentage of Proxim's revenue has been derived from OEM customers through the Company's direct sales force. The Company sells its branded RangeLAN2 products through domestic and international distributors. In general, distributors offer products of several different companies, including products that may compete with the Company's products. Accordingly, these distributors may give higher priority to products of other suppliers, thus reducing their efforts to sell the Company's products. Agreements with distributors are generally terminable at the distributor's option. A reduction in sales efforts or termination of a distributor's relationship with the Company may have a material adverse effect on the Company's future operating results. Use of distributors also entails the risk that distributors will build up inventories in anticipation of substantial growth in sales. If such growth does not occur as anticipated, these distributors may substantially decrease the amount of product ordered in subsequent quarters. Such fluctuations could contribute to significant variations in the Company's future operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Sales and Marketing."

HEALTH AND SAFETY RISKS

     Recently, there has been publicity regarding the potentially adverse health and safety effects of electromagnetic emissions from cellular telephones, particularly in hospitals and other medical environments. While Proxim's wireless networking products also emit electromagnetic radiation, the Company believes its products pose no material health and safety concerns because of the low power output of the Company's products and the distance typically maintained between the Company's products and the end user in normal operation. There can be no assurance that health and safety issues related to the Company's products will not arise in the future. Any such issues could have a material adverse effect on the Company's business. Even if such concerns prove to be baseless, the resultant publicity could have a material adverse effect on the Company's stock price and its ability to market its products.

DEPENDENCE ON KEY EMPLOYEES

     The Company is highly dependent on the technical and management skills of its key employees, in particular David C. King, Chairman, President and Chief Executive Officer, and Juan Grau, Vice President of Engineering. The Company does not have employment agreements with, or life insurance on the life of, either person. The loss of the services of any key employee could adversely affect the Company's business and operating results. The Company's success also depends in large part on a limited number of key technical, marketing and sales employees and on the Company's ability to continue to attract, assimilate and retain additional highly talented personnel. Competition for qualified personnel in the wireless data communications and networking industries is intense. There can be no assurance that the Company will be successful in retaining its key employees or that it can attract, assimilate or retain the additional skilled personnel as required. See "Business -- Employees" and "Management."

VOLATILITY OF STOCK PRICE

     Recently, the price of the Company's Common Stock has been volatile. The Company believes that the price of its Common Stock may continue to fluctuate, perhaps substantially, as a result of factors such as announcements of developments relating to the Company's business, fluctuations in the Company's operating results, general conditions in the wireless communications industry or the worldwide economy, a shortfall in revenue or earnings from securities analysts' expectations or other changes in financial estimates by securities analysts, announcements of technological innovations or new products or enhancements by the Company or its competitors, developments in patent, copyrights or other intellectual property rights and developments in the Company's relationships with its customers, distributors and suppliers. In addition, in recent years the stock market in general, and the market for shares of high technology stocks in particular, have experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. There can be no assurance that the market price of the Company's Common Stock will not experience significant fluctuation in the future, including fluctuations that are unrelated to the Company's performance. See "Price Range of Common Stock."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,500,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $95,019,000 ($109,374,000 if the Underwriters' over-allotment option is exercised in full), based on an assumed public offering price of $40.25 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company intends to use the net proceeds primarily for working capital, capital expenditures and other general corporate purposes. In addition, a portion of the net proceeds may be used to finance strategic acquisitions or corporate alliances. The Company considers such acquisitions on an ongoing basis, but has no current commitments for any acquisition which would have a material impact on the Company's results of operations or financial condition. Pending such uses, the Company will invest the net proceeds in investment grade short or medium term income producing instruments.

                                DIVIDEND POLICY

     The Company has paid no cash dividends on its Common Stock since its incorporation and anticipates that for the foreseeable future it will continue to retain any earnings for use in its business.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock has been traded on the Nasdaq National Market since the Company's initial public offering on December 15, 1993 under the symbol "PROX". Prior to that time, there was no public market for the Company's Common Stock. The following table sets forth, for the periods indicated, the high and low sale prices for the Common Stock as reported on the Nasdaq National Market.

                                                                  HIGH     LOW
                                                                  ----     ----
    1993
      Fourth Quarter (from December 15, 1993)...................  $ 10     $7 1/2
    1994
      First Quarter.............................................  $ 11     $  8
      Second Quarter............................................  $9 1/2   $6 1/2
      Third Quarter.............................................  $7 1/4   $4 1/4
      Fourth Quarter............................................  $6 7/8   $3 5/8
    1995
      First Quarter.............................................  $6 3/8   $3 7/8
      Second Quarter............................................  $9 5/8   $  5
      Third Quarter.............................................  $14 3/4  $7 3/4
      Fourth Quarter............................................  $17 7/8  $ 11
    1996
      First Quarter.............................................  $26 1/8  $15 1/8
      Second Quarter (through June 3, 1996).....................  $51 1/4  $24 3/4

     On June 3, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market was $40.25 per share. As of March 29, 1996, the Company had approximately 185 holders of record of its Common Stock (including nominees and brokers holding street accounts).

                                 CAPITALIZATION

     The following table sets forth, at March 31, 1996, the capitalization of the Company and the capitalization as adjusted to give effect to the issuance and sale by the Company of 2,500,000 shares of Common Stock offered hereby (at an assumed public offering price of $40.25 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company) and the application of the estimated net proceeds therefrom. This table should be read in conjunction with the Financial Statements of the Company and the Notes thereto included elsewhere and incorporated into this Prospectus.

                                                                      MARCH 31, 1996
                                                                   ---------------------
                                                                   ACTUAL    AS ADJUSTED
                                                                   -------   -----------
                                                                      (IN THOUSANDS)
Preferred Stock, $0.001 par value, 5,000,000 shares authorized;
  no shares issued and outstanding...............................  $    --    $      --
Common Stock, $0.001 par value, 25,000,000 shares authorized;
  7,456,000 shares issued and outstanding; 9,956,000 shares
  issued and outstanding as
  adjusted(1)....................................................        7           10
Additional paid-in capital.......................................   27,757      122,773
Accumulated deficit..............................................   (8,239)      (8,239)
                                                                   --------    --------
        Total stockholders' equity...............................  $19,525    $ 114,544
                                                                   ========    ========

- ---------------
(1) Excludes as of March 31, 1996 (i) 1,377,250 shares reserved for issuance upon exercise of outstanding stock options, (ii) 1,140,000 additional shares reserved for future issuance pursuant to the Company's 1995 Long-Term Incentive Plan, (iii) 231,413 additional shares reserved for future issuance under the Company's 1993 Employee Stock Purchase Plan, and (iv) 53,542 additional shares reserved for future issuance under the Company's 1994 Director Option Plan.

                            SELECTED FINANCIAL DATA

     The selected financial data of the Company set forth below are qualified in their entirety by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Financial Statements and Notes thereto included elsewhere in and incorporated into this Prospectus. The statement of operations data for the years ended December 31, 1993, 1994 and 1995, and the balance sheet data at December 31, 1994 and 1995, are derived from, and are qualified by reference to, the Company's financial statements audited by Price Waterhouse LLP, independent accountants, included elsewhere in this Prospectus. The statement of operations data for the years ended December 31, 1991 and 1992, and the balance sheet data as of December 31, 1991, 1992 and 1993 are derived from audited financial statements of the Company not included herein. The statement of operations data for the three months ended March 31, 1995 and 1996, and the balance sheet data at March 31, 1996 are derived from unaudited financial statements of the Company, included elsewhere in this Prospectus. The unaudited financial information of the Company, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial data for such periods. The results of operations for the three months ended March 31, 1996 are not necessarily indicative of results that may be expected for any subsequent period.

                                                                                  THREE MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,                    MARCH 31,
                               -----------------------------------------------   --------------------
                                1991      1992      1993      1994      1995      1995         1996
                               -------   -------   -------   -------   -------   -------      -------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenue..................... $ 2,672   $ 4,114   $ 8,078   $11,297   $22,083   $ 3,363      $ 8,901
  Gross profit................     558     1,696     4,171     6,076    11,240     1,744        4,362
  Research and development....   1,673     1,199     1,474     1,783     3,288       652        1,070
  Selling, general and
     administrative...........   1,368     2,383     2,821     3,982     6,694     1,235        2,127
  Income (loss) from
     operations...............  (2,483)   (1,886)     (124)      311     1,258      (143)       1,165
  Net income (loss)...........  (2,494)   (1,902)      (99)      745     2,846        18          912
  Net income (loss) per
     share(1).................      --      (.36)     (.02)      .10       .35       .00          .11
  Weighted average common
     shares and
     equivalents(1)...........      --     5,326     5,665     7,738     8,172     7,733        8,268

                                                         DECEMBER 31,                         MARCH
                                        -----------------------------------------------        31,
                                         1991      1992      1993      1994      1995          1996
                                        -------   -------   -------   -------   -------      --------
                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents............ $   920   $ 1,216   $13,303   $11,300   $ 6,247      $ 5,590
  Working capital......................   1,051     1,397    13,980    14,488    16,650       17,256
  Total assets.........................   2,222     2,816    15,753    17,435    24,107       23,875
  Mandatorily Redeemable Convertible
     Preferred Stock...................   2,927     5,376        --        --        --           --
  Stockholders' equity (deficit).......  (1,414)   (3,612)   14,299    15,226    18,450       19,525

- ---------------
(1) Net loss per share for 1992 is a pro forma calculation based on the weighted average number of outstanding shares of Common Stock plus common stock equivalents. Common stock equivalents include stock options and warrants granted between October 1, 1992 and December 22, 1993 (using the treasury stock method and the initial public offering price) and Mandatorily Redeemable Convertible Preferred Stock assuming conversion into Common Stock on their respective original dates of issuance, even though anti-dilutive for all periods through the effectiveness of the Company's initial public offering. Net loss per share for 1991 has not been presented as such information is not meaningful. See Note 2 of Notes to Financial Statements.

                        MANAGEMENT'S DISCUSSION AND ANALYSIS
                  OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains trend analysis and other forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in the forward-looking statements as a result of the certain factors, including those set forth under "Risk Factors" and elsewhere in, or incorporated by reference into, this Prospectus.

     The following discussion should be read in conjunction with the Selected Financial Data and the Company's Financial Statements and Notes thereto.

OVERVIEW

     Since 1989, Proxim has focused on supplying spread spectrum RF transceiver modules and wireless LAN adapters to OEM customers for integration into mobile computing platforms, pen-based portables and handheld data collection terminals. In 1990, the Company introduced its first commercial product for OEM customers, a 900 MHz direct sequence spread spectrum RF transceiver. The Company introduced ProxLink, its first branded wireless data communications product for the commercial end user market in 1991, and RangeLAN(R), a family of 900 MHz direct sequence wireless LAN adapters in 1992. In 1994, the Company began commercial shipment of RangeLAN2, the industry's first family of 2.4 GHz frequency hopping spread spectrum wireless LAN products. In 1995, the Company introduced RangeLINKTM, a line of 2.4 GHz inter-building wireless remote bridges.

     Since the introduction of the RangeLAN2 product family in 1994, Proxim's
2.4 GHz product sales have increased to over 70% of total revenue in the first quarter of 1996. The Company further anticipates that its 2.4 GHz product family will continue to increase as a percentage of total revenue as a result of the worldwide availability of unlicensed 2.4 GHz spectrum as well as the higher throughput and capacity achievable with 2.4 GHz wireless networks. To date, the Company has realized lower gross margins from sales of its 2.4 GHz products compared to its 900 MHz products due primarily to the higher component costs and higher manufacturing costs associated with initial production of various 2.4 GHz products. While the Company expects manufacturing costs to decline as a result of greater efficiencies associated with higher volume production, there can be no assurance that the Company will be able to achieve higher gross margins with respect to 2.4 GHz product sales. Gross margins will be affected by a variety of factors, including manufacturing efficiencies, competitive pricing pressures, the degree of customization of individual products required by OEM customers and component and assembly costs. In addition, gross profit as a percentage of total revenue may fluctuate in the future depending primarily on the mix of revenue between 900 MHz products and 2.4 GHz products.

     Historically, the Company has marketed its products predominantly in the United States and, until 1995, revenue from international sales was not significant. During 1994 and 1995, the Company obtained regulatory certifications for its 2.4 GHz RangeLAN2 products in 22 countries and approval to ship to 20 additional countries. These certifications and approvals have significantly increased the available markets for these products. Revenue from sales directly to international customers were 36%, 24%, 6% and 4% during the first quarter of 1996 and during 1995, 1994 and 1993, respectively. See "Business -- Sales and Marketing."

     A substantial portion of the Company's revenue to date has been derived from a limited number of customers, most of which are OEM customers. Sales to OEM customers represented approximately 76%, 79%, 56% and 83% of total revenue during the first quarter of 1996 and during 1995, 1994 and 1993, respectively. The Company expects that sales to a limited number of OEM customers will continue to account for a substantial portion its revenue during any period for the foreseeable future. The Company also has experienced quarter to quarter variability in sales to each of its major OEM customers and expects this pattern to continue in the future. The loss of one or more of the Company's major OEM customers could have a material adverse effect on the Company's results of operations. The development of products for OEM customer applications is characterized by a lengthy sales process and design-in cycle which typically lasts from six months to two years and requires the Company to integrate its technologies into, and in certain cases adapt its products to fit, OEM customers' products. In addition, the Company's OEM customers' products are generally required to be certified by the FCC or the equivalent regulatory agency in each country where such products are sold. The Company has committed substantial engineering, marketing and sales resources to develop key OEM relationships and has broadened its OEM customer base. Due to the Company's current dependency on its OEM customers for a significant percentage of its total revenue and the nature of its OEM business, the Company's annual and quarterly operating results are subject to fluctuations as a result of the level and timing of OEM customer orders. The Company works closely with its OEM customers to manage the order cycle process in an attempt to reduce the fluctuations inherent in its OEM business. See "Business -- Customers."

     The Company's RangeLAN2, RangeLINK, RangeLAN and ProxLink branded products are marketed to value added resellers, systems integrators and end users primarily through regional and national distributors. The Company grants certain distributors limited rights of return and price protection on unsold products. Product revenue on shipments to distributors which have rights of return and price protection is recognized upon shipment by the distributor. Many of the Company's packaged products are also sold to certain OEM customers. Packaged products sold through distribution channels under Proxim's brand name and to OEM customers under private label agreements, represented 55%, 49%, 52% and 27% of total revenue during the first quarter of 1996 and during 1995, 1994 and 1993, respectively.

RESULTS OF OPERATIONS

     The following table sets forth the percentage of total revenue represented by certain line items in the Statement of Operations for the periods indicated:

                                                                       THREE MONTHS
                                        YEAR ENDED DECEMBER 31,       ENDED MARCH 31,
                                       -------------------------     -----------------
                                       1993      1994      1995      1995        1996
                                       -----     -----     -----     -----       -----
    STATEMENT OF OPERATIONS DATA:
      Revenue........................  100.0%    100.0%    100.0%    100.0%      100.0%
      Cost of revenue................   48.4      46.2      49.1      48.1        51.0
                                        ----      ----      ----      ----        ----
      Gross profit...................   51.6      53.8      50.9      51.9        49.0
                                        ----      ----      ----      ----        ----
      Operating expenses:
         Research and development....   18.2      15.8      14.9      19.4        12.0
         Selling, general and
            administrative...........   34.9      35.3      30.3      36.7        23.9
                                        ----      ----      ----      ----        ----
               Total operating
                 expenses............   53.1      51.1      45.2      56.1        35.9
                                        ----      ----      ----      ----        ----
      Income (loss) from
         operations..................   (1.5)      2.7       5.7      (4.2)       13.1
      Interest and other income,
         net.........................    0.3       4.6       2.4       4.8         0.9
                                        ----      ----      ----      ----        ----
      Income (loss) before income
         taxes.......................   (1.2)      7.3       8.1       0.6        14.0
      Provision (benefit) for income
         taxes.......................     --       0.7      (4.8)      0.1         3.8
                                        ----      ----      ----      ----        ----
      Net income (loss)..............   (1.2)%     6.6%     12.9%      0.5%       10.2%
                                        ====      ====      ====      ====        ====

     Three Months Ended March 31, 1996 Compared to Three Months Ended March 31, 1995

     Revenue increased 165% in the first quarter of 1996 compared to the first quarter of 1995. The increase in revenue was primarily attributable to increased unit sales of 2.4 GHz OEM products and RangeLAN2 branded products, including increased revenue from shipments to international distributors and to OEM customers that have recently introduced RangeLAN2-based 2.4 GHz product lines in North America, Europe and Asia.

     Gross profit as a percentage of revenue was 49% and 52% in the first quarters of 1996 and 1995, respectively. Gross profit as a percentage of revenue decreased in the first quarter of 1996 compared to the first quarter of 1995 due to a change in the mix of revenue from higher gross margin 900 MHz products to lower gross margin 2.4 GHz products, and costs related to initial manufacturing of 2.4 GHz product versions designed to meet certification requirements in Europe and Japan. Gross profit as a percentage of total revenue may fluctuate in future periods depending primarily on the mix of revenue between 900 MHz products and 2.4 GHz products.

     Research and development expenses consist primarily of personnel expenses and, to a lesser extent, consulting fees, prototype material and other costs of ASIC/MMIC development. Research and development expenses are related primarily to the development and enhancement of radio transceivers, ASICs/MMICs, wireless protocols and network software drivers. Research and development expenses increased in the first quarter of 1996 compared to the first quarter of 1995 primarily due to the increased number of engineering employees, costs related to product certifications and other development program expenses. Research and development expenses declined as a percentage of revenue in the first quarter of 1996 compared to the first quarter of 1995 primarily due to the substantial increase in revenue. To date, all of the Company's research and development costs have been expensed as incurred. The Company currently does not anticipate further significant declines in research and development expenses as a percentage of revenue. The Company expects that research and development expenses to increase substantially in absolute dollars but may vary over time as a percentage of revenue.

     Selling, general and administrative expenses consist primarily of personnel expenses, sales commissions, costs related to both domestic and international product certifications, customer support, trade show and advertising expenses, and to a lesser extent, professional fees and facilities costs. Selling, general and administrative expenses increased in the first quarter of 1996 compared to the first quarter of 1995 primarily due to the hiring of additional marketing and sales personnel to support the Company's growth, particularly its expansion into international markets, as well as increased trade show and promotional expenses. Selling, general and administrative expenses declined as a percentage of revenue in the first quarter of 1996 compared to the first quarter of 1995 primarily due to the substantial increase in revenue. The Company currently does not anticipate further significant declines in selling, general and administrative expenses as a percentage of revenue. The Company expects that selling, general and administrative expenses will continue to increase in absolute dollars but may vary over time as a percentage of revenue.

     Interest and other income consists primarily of interest income and a minor amount of interest expense. Interest income is derived from interest earned on cash and cash equivalent investments. Interest and other income decreased in the first quarter of 1996 compared to the first quarter of 1995 primarily due to the decrease in cash balances.

     The Company's estimated effective income tax rate was 27% and 10% for the first quarters of 1996 and 1995, respectively. The 1996 estimated effective income tax rate is less than the combined federal and state statutory rates based on the expected utilization of available net operating loss carryforwards and tax credits. The provision for income taxes in the first quarter of 1995 primarily represented alternative minimum taxes.

     Three Years Ended December 31, 1995, 1994 and 1993

     Revenue increased 95% from 1994 to 1995 and 40% from 1993 to 1994. Revenue increased from 1994 to 1995 primarily due to increased unit sales of 2.4 GHz OEM products and RangeLAN2 branded products, including increased revenue from shipments to international distributors and to OEM customers. Revenue increased from 1993 to 1994 primarily due to increased total unit sales, including sales of the RangeLAN2 product family in the U.S., and increased ProxLink sales.

     Gross profit as a percentage of revenue was 51%, 54% and 52% in 1995, 1994 and 1993, respectively. Gross profit as a percentage of revenue decreased in 1995 compared to 1994 due to a change in the mix of revenue from higher gross margin 900 MHz products to lower gross margin 2.4 GHz products and costs related to initial manufacturing of new 2.4 GHz product versions designed to meet certification requirements in Europe and Japan. Gross profit as a percentage of revenue increased in 1994 compared to 1993 principally due to increased unit sales which resulted in improved manufacturing efficiencies and reduced material costs due to purchasing economies.

     Research and development expenses since 1993 have increased each year primarily due to the increased number of engineering employees, continued investment in integrating the Company's technology into ASICs, development of wireless protocols and network software drivers, costs related to performance enhancements in the RangeLAN2 architecture, and costs related to both domestic and international product certifications. Research and development expenses as a percentage of revenue were 15%, 16% and 18% in 1995, 1994 and 1993, respectively. Research and development expenses since 1993 have declined as a percentage of revenue primarily due to increases in revenue.

     Selling, general and administrative expenses since 1993 have increased each year primarily due to the hiring of additional marketing and sales personnel to support the Company's growth, particularly its expansion into international markets, as well as increased trade show and promotional expenses. Selling, general and administrative expenses as a percentage of revenue were 30%, 35% and 35% in 1995, 1994 and 1993, respectively. Selling, general and administrative expenses since 1994 have declined as a percentage of revenue primarily due to increases in revenue.

     Interest and other income increased significantly from 1993 to 1994 primarily due to investment in cash equivalents of the proceeds from the Company's December 1993 initial public offering, and increased moderately from 1994 to 1995 due to higher average interest rates partially offset by lower invested cash balances.

     The Company recognized a benefit for income taxes in 1995 of $1,051,000 compared to a provision of $83,000 in 1994. No provision for income taxes was recorded in 1993 as the Company incurred a loss. The provision of $83,000 in 1994 primarily represented alternative minimum taxes. The benefit recognized in 1995 was due to a current provision of $180,000, primarily representing alternative minimum taxes, offset by the recognition of $1,231,000 of deferred tax assets based on the Company's assessment that this portion of the deferred tax assets will be realized. At December 31, 1995, the Company had approximately $5,000,000 of federal net operating loss carryforwards ("NOLs") which expire from 2003 to 2008. As a result of a prior financing which resulted in a cumulative change in ownership in 1991 of greater than 50%, approximately $3,000,000 of the Company's NOLs may be limited to usage of approximately $300,000 per year through 2005. See Note 7 of Notes to Financial Statements.

     To date, inflation has not had a significant impact on the Company's operating results.

     Quarterly Results of Operations

     The following table presents selected unaudited quarterly financial information for the Company and the same information as a percentage of revenue for each of the five quarters ended March 31, 1996. This information has been derived from unaudited financial statements that, in the Company's opinion, reflect all normal recurring adjustments that are necessary to present fairly the results of operations in the quarterly periods. The data set forth below should be read in conjunction with the Financial Statements and Notes thereto. The operating results for any quarter are not necessarily indicative of results for future quarters.

                                                                  QUARTER ENDED
                                              -----------------------------------------------------
                                                                1995                        1996
                                              -----------------------------------------   ---------
                                              MARCH 31   JUNE 30   SEPT. 30    DEC. 31    MARCH 31
                                              --------   -------   ---------   --------   ---------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenue...................................   $3,363    $ 4,202    $  5,930   $  8,588    $ 8,901
  Cost of revenue...........................    1,619      2,002       2,948      4,274      4,539
                                               ------     ------      ------    -------     ------
  Gross profit..............................    1,744      2,200       2,982      4,314      4,362
                                               ------     ------      ------    -------     ------
  Operating expenses:
     Research and development...............      652        754         865      1,017      1,070
     Selling, general and administrative....    1,235      1,360       1,711      2,388      2,127
                                               ------     ------      ------    -------     ------
           Total operating expenses.........    1,887      2,114       2,576      3,405      3,197
                                               ------     ------      ------    -------     ------
  Income (loss) from operations.............     (143)        86         406        909      1,165
  Interest and other income, net............      163        142         130        102         84
                                               ------     ------      ------    -------     ------
  Income before income taxes................       20        228         536      1,011      1,249
  Provision (benefit) for income taxes......        2         23          54     (1,130)       337
                                               ------     ------      ------    -------     ------
  Net income................................   $   18    $   205    $    482   $  2,141    $   912
                                               ======     ======      ======    =======     ======
  Net income per share......................   $  .00    $   .03    $    .06   $    .26    $   .11
                                               ======     ======      ======    =======     ======
  Weighted average common shares and
     equivalents............................    7,733      7,842       8,084      8,179      8,268

                                                                  QUARTER ENDED
                                            ---------------------------------------------------------
                                                                1995                          1996
                                            --------------------------------------------    ---------
                                            MARCH 31    JUNE 30    SEPT. 30     DEC. 31     MARCH 31
                                            --------    -------    ---------    --------    ---------
                                                          (AS A PERCENTAGE OF REVENUE)
  Revenue.................................    100.0%    100.0%      100.0%        100.0%     100.0%
  Cost of revenue.........................     48.1       47.6        49.7         49.8        51.0
                                            --------    -------    ---------    --------    ---------
  Gross profit............................     51.9       52.4        50.3         50.2        49.0
                                            --------    -------    ---------    --------    ---------
  Operating expenses:
     Research and development.............     19.4       17.9        14.6         11.8        12.0
     Selling, general and
        administrative....................     36.7       32.4        28.9         27.8        23.9
                                            --------    -------    ---------    --------    ---------
           Total operating expenses.......     56.1       50.3        43.5         39.6        35.9
                                            --------    -------    ---------    --------    ---------
  Income (loss) from operations...........     (4.3)       2.1         6.8         10.6        13.1
  Interest and other income, net..........      4.9        3.4         2.2          1.2         0.9
                                            --------    -------    ---------    --------    ---------
  Income before income taxes..............      0.6        5.5         9.0         11.8        14.0
  Provision (benefit) for income taxes....      0.1        0.6         0.9        (13.1)        3.8
                                            --------    -------    ---------    --------    ---------
  Net income..............................      0.5%       4.9%        8.1%        24.9%       10.2%
                                            =======     ======      ======       ======     =======

     The Company has experienced and may in the future continue to experience significant annual and quarterly fluctuations in revenue, gross margins and operating results due to numerous factors, some of which are outside the Company's control. These factors include fluctuating market demand for, and declines in the average selling prices of, the Company's products, the timing of and potential delays or cancellations of significant orders from OEM customers, the cost, availability and quality of components from the Company's suppliers, the availability, quality and cost of assemblies from subcontractors, the lengthy sales and design-in cycles for OEM products, delays in the introduction of the Company's new products, competitive product introductions, market adoption of new technologies and standards, the mix of products sold, the effectiveness of the Company's distribution channels, the failure to anticipate changing customer product requirements, seasonality, manufacturing capacity and efficiency, changes in the regulatory environment and general economic conditions. Historically, the Company has not operated with a significant order backlog and a substantial portion of the Company's revenue in any quarter has been derived from orders booked and shipped in that quarter. Accordingly, the Company's revenue expectations are based almost entirely on its internal estimates of future demand and not on firm customer orders. Planned expense levels are relatively fixed in the short term and are based in large part on these estimates, and if orders and revenue do not meet expectations, the Company's operating results could be materially adversely affected. In this regard, in the third quarter of 1994, the Company experienced a decrease in revenue and an operating loss as a result of lower than expected orders in connection with the transition from 900 MHz products to 2.4 GHz RangeLAN2 products. There can be no assurance that the Company will not experience future quarter-to-quarter decreases in revenue and gross margins or quarterly operating losses. In addition, due to the timing of orders from OEM customers, the Company has often recognized a substantial portion of its revenue in the last month of a quarter. As a result, minor fluctuations in the timing of orders and the shipment of products have caused, and may in the future cause, operating results to vary significantly from quarter to quarter. It is possible that due to such fluctuations or other factors, the Company's future operating results could be below the expectations of securities analysts and investors. In such an event, or in the event that adverse market conditions prevail or are perceived to prevail generally or with respect to the Company's business, the price of the Company's Common Stock would likely be materially adversely affected. Although the Company has been profitable on a quarterly basis for the past six quarters and has experienced revenue growth in the last six quarters, the Company experienced a decrease in revenue and an operating loss for the quarter ended September 30, 1994, and there can be no assurance that revenue growth or profitability will continue on a quarterly or annual basis in the future.

     As shown in the table above, revenue has increased in each of the past four quarters primarily due to increased unit sales of 2.4 GHz OEM products and RangeLAN2 branded products, including increased revenue from shipments to international distributors and to OEM customers that have recently introduced RangeLAN2-based 2.4 GHz product lines in North America, Europe and Asia. Although revenue has increased during each of the past four quarters in absolute dollars, the percentage increase in each quarter over the prior quarter has fluctuated significantly. During the second and third quarters of 1995, the Company experienced higher than expected demand for its products. This increased demand, together with temporary shortages of certain components, increased lead times for certain components and the time required to increase manufacturing capacity, resulted in delays in the shipment of certain products and the deferral of revenue into subsequent periods. Because of the Company's significant dependence on OEM customers, future quarterly revenue may continue to fluctuate significantly in accordance with the timing of OEM customers' orders. In addition, the quarter-to-quarter changes in the rate of the Company's revenue growth, if any, may fluctuate due to unit sales volume and product mix changes.

     Gross profit as a percentage of revenue has declined in each of the past three quarters primarily due to a change in the mix of revenue from higher margin 900 MHz products to lower margin 2.4 GHz products and the ramp up costs related to manufacturing 2.4 GHz product versions designed to meet certification requirements in Europe and Japan. Gross profit as a percentage of total revenue may fluctuate in future periods depending on numerous factors including the mix of revenue between 900 MHz products and 2.4 GHz products.

     Research and development expenses increased in each of the past four quarters in absolute dollars, but decreased as a percentage of revenue in each quarter other than the first quarter of 1996, primarily due to increases in revenue. Research and development expenses have increased in absolute dollars in each of the past four quarters primarily due to the increased number of engineering employees, continued investment in integrating the Company's technology and designs into ASICs, development of wireless protocols and network software drivers, costs related to performance enhancements in the RangeLAN2 architecture, and costs related to product certifications.

     Selling, general and administrative expenses have increased in absolute dollars in three of the past four quarters primarily due to the hiring of additional marketing and sales personnel to support the Company's growth particularly its expansion into international markets, as well as increased trade show and promotional expenses. Selling, general and administrative expenses decreased as a percentage of revenue in each quarter, however, primarily due to increases in revenue. The decrease in selling, general and administrative expenses in the first quarter of 1996 compared to the fourth quarter of 1995 was principally due to certain sales commission incentives and employee bonuses which were earned at the end of 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its operations to date primarily through private placements of its equity securities, and its initial public offering in December 1993. As of March 31, 1996, the Company had an accumulated deficit of $8,239,000.

     In 1995, 1994 and 1993, the Company used $3,853,000, $1,070,000 and
$485,000, respectively, of cash in operations. In 1995 and 1994, cash was used primarily to fund increases in inventories and accounts receivable, partially offset by cash provided by net income and by increases in accounts payable and accrued liabilities. In 1993, cash was used primarily to fund operating losses and increases in inventories and accounts receivable, partially offset by cash provided by increases in accounts payable and accrued liabilities. The increases in inventories and accounts receivable in 1995, 1994 and 1993 were primarily attributable to the addition of new products and the growth in revenue. In the first quarter of 1996, $191,000 of cash was used in operating activities primarily to fund increases in inventories and decreases in accounts payable, partially offset by net income for the period, and cash provided by decreases in accounts receivable and increases in accrued liabilities.

     In 1995, 1994 and 1993, the Company purchased $1,578,000, $681,000 and
$129,000, respectively, of property and equipment using cash raised in equity financings. Capital expenditures in 1995 and 1994 related primarily to the acquisition of manufacturing and engineering test equipment, and leasehold improvements. Capital expenditures in 1993 primarily related to the acquisition of manufacturing and engineering test equipment. The Company expects to incur approximately $1,500,000 of capital expenditures during the remainder of 1996, consisting primarily of leasehold improvements, telecommunications equipment, manufacturing and engineering test equipment, engineering systems software and equipment, and general office equipment. In the first quarter of 1996, the Company purchased $629,000 of property and equipment. Capital expenditures in the first quarter of 1996 were primarily for manufacturing and engineering test equipment, office furniture and leasehold improvements related to the Company's facilities expansion.

     At March 31, 1996, the Company had cash and cash equivalents of approximately $5,590,000. The Company believes that the net proceeds from this offering, together with its existing working capital and cash generated from operations, if any, will be sufficient to finance any cash acquisitions which the Company may consider and provide adequate working capital for the foreseeable future. However, to the extent that additional funds may be required in the future to address working capital needs and to provide funding for capital expenditures, expansion of the business or additional acquisitions, the Company will consider additional financing. There can be no assurance that such financing will be available on terms acceptable to the Company, if at all.

                                    BUSINESS

     Proxim designs, manufactures and markets high performance wireless local area networking ("LAN") products. Based on spread spectrum radio frequency ("RF") technology, Proxim's highly integrated wireless client adapters and network infrastructure systems seamlessly extend existing enterprise LANs to enable mobility-driven applications in a wide variety of in-building or campus area environments. Proxim's RangeLAN2 2.4 GHz wireless LAN technology has been adopted by a number of mobile computer and handheld data terminal system manufacturers, as well as many leading wireless solution providers, for real-time data collection applications in manufacturing, warehousing, transportation and retailing and for point-of-service network applications in healthcare, hospitality and financial services. Proxim is a leading supplier of both branded and OEM spread spectrum wireless LAN products and has shipped over 175,000 of these products to date.

BACKGROUND

     In recent years, organizations have shifted from centralized computing environments to distributed client/server networks in order to move information processing power closer to end users. Traditionally, these networks have been accessed from desktop computers situated in fixed locations throughout the enterprise and, accordingly, have not addressed the needs of organizations which require their employees to be mobile within the workplace. In response, organizations have begun to utilize wireless technologies to extend their client/server networks to mobile end users.

     Significant technological advances and changes in the regulatory environment have facilitated the development and proliferation of wireless networking solutions which extend the reach of existing wired networks. In voice communications, wireless technology has made possible the extension of wired networks to serve mobile users through devices such as cordless and cellular telephones. Similarly, advances in wireless data communications, including wireless LAN adapters and radio modems, have enabled the extension of enterprise networks to notebook computers, pen-based notepads and handheld data collection terminals in the local area environment. By providing network connectivity for mobile users, these products increase the accuracy, timeliness and convenience of data collection and information access, thereby improving productivity and enhancing customer service.

     Commercial applications of wireless local area networking technology initially addressed a limited number of vertical markets such as retailing, warehousing and distribution. In these industries, businesses quickly recognized the benefits of mobile handheld data collection devices and the productivity benefits associated with applications such as on-line inventory management and real-time asset tracking. Early wireless networking products failed to achieve widespread adoption, however, because these systems typically involved proprietary wireless network architectures operating at low data rates with limited connectivity to existing enterprise LANs. Furthermore, because these systems operated in licensed narrowband frequencies or in the 900 MHz frequency bands, they were generally authorized for use only in the U.S. and in a limited number of international markets.

     During the past several years, technological advances have enabled the development of a new generation of wireless LAN systems designed to operate in the 2.4 GHz frequency band. This new generation of 2.4 GHz products operates at significantly higher data rates and utilizes standard network interfaces and protocols, seamlessly extending existing enterprise data networks. The recent development of these high performance, open systems products has enabled the emergence of a number of new high bandwidth applications in established industrial data collection markets and has fostered the creation of many promising applications in new vertical markets such as healthcare, hospitality and financial services. In healthcare, for example, wireless LANs now allow medical professionals to access clinical data and input patient charting information at the point-of-care anywhere in a hospital environment. These same wireless networks can also be used to facilitate timely and accurate billing and administrative recordkeeping. Data-intensive markets, such as healthcare, require robust and scalable wireless networks capable of supporting an increasing number of applications and users over time.

     The figure below illustrates a wireless communications system integrated into a hospital's existing network infrastructure.

                                      LOGO

     Concurrent with the emergence of new applications and new vertical markers, two primary factors have led to a significant expansion in the worldwide market potential for wireless LANs. First, from a regulatory perspective, the 2.4 GHz frequency band has recently been allocated for unlicensed wireless networks in virtually every developed country around the world. Second, the universal availability of this unlicensed spectrum has encouraged wireless LAN suppliers to design standard products and solutions which can be marketed and sold globally.

     The Company believes that the convergence of worldwide spectrum availability, emerging standards and new high performance products will lead to more widespread deployment of wireless LAN products in both traditional industrial data collection applications as well as emerging point-of-service network applications. BIS Strategic Decisions estimates that sales of wireless local area networking products in the U.S. will increase from $90 million in 1994 to approximately $550 million by the year 2000. This growth is expected to be even stronger in certain industries such as healthcare, where BIS Strategic Decisions estimates the number of wireless LAN products deployed to increase from approximately 3,000 in 1994 to over 600,000 by the end of the decade.

THE PROXIM SOLUTION

     In 1984, Proxim pioneered 2.4 GHz frequency hopping wireless LAN technology by being first to market with its RangeLAN2 product family. Since then, the Company has captured a substantial number of key design wins with major 2.4 GHz OEM customers. The Company attributes this success to the architectural advantages of its RangeLAN2 product line as well as key aspects of the Company's overall technology approach, including the following:

     - Seamless Extension of Existing Enterprise Data Networks. Proxim designs high performance open systems wireless communications products that transparently extend the reach of existing enterprise LANs using standard network interfaces and protocols.

     - Robust, Scalable Wireless Network Architecture. RangeLAN2's unique frequency hopping systems architecture and wireless LAN protocols create a robust RF network environment that cost-effectively expands to accommodate an increasing in the number of mobile users and applications.

     - Superior Product Performance and Functionality. The RangeLAN2 family incorporates a number of technological innovations to achieve superior product performance and functionality, including a fully-integrated, single chip gallium arsenide ("GaAs") RF transceiver for enhanced radio sensitivity and power amplification, a high throughput frequency hopping modulation approach with a fallback mode for extended range and coverage, and sophisticated wireless networking protocols for state-of-the-art roaming and power management capabilities.

     - Broad Array of Interoperable Products and Applications. Based on the highly integrated design of Proxim's RangeLAN2 miniaturized adapter products for the OEM market, numerous mobile systems and handheld device manufacturers have designed RangeLAN2 technology into their products. The widespread availability of RangeLAN2-based mobile computer and peripheral systems allows end users to select from numerous interoperable products in meeting their application requirements.

STRATEGY

     Proxim designs its products to address the needs of organizations seeking to extend their enterprise networks to mobile end users. Proxim's objective is to maintain its leadership position in the high performance wireless LAN market by pursuing the following strategies:

     - Leveraging Core Competencies to Maintain Technology Leadership. Proxim's technological strengths have positioned the Company as a leader in the emerging worldwide 2.4 GHz wireless LAN market. The Company intends to leverage its core competencies in wireless systems architecture, radio transceiver design, ASIC development, wireless communications protocols and network software drivers both to enhance the functionality of its existing products and to develop new technologies for future wireless LAN products. In addition, Proxim will begin to invest significant research and development resources in order to introduce new technologies and products for other wireless communications markets.

     - Focusing on Key Vertical Market Opportunities. The Company currently markets its wireless networking products as an enabling technology for a variety of applications in specific industries, including healthcare, hospitality, retailing, warehousing, manufacturing and transportation. Proxim believes that wireless applications in several of these industries, such as healthcare, are only now beginning to emerge and that demand for these applications will grow over the next several years. The Company plans to work closely with its OEM customers and wireless solutions partners to increase the base of applications developed on RangeLAN2 networks for both existing and new vertical markets.

     - Strengthening International Marketing and Distribution
       Capabilities. Given the increasing adoption of local area networks globally and recent regulatory changes opening the 2.4 GHz frequency band to permit unlicensed wireless LAN products outside the U.S., Proxim intends to aggressively expand its international marketing and sales efforts. Specifically, the Company plans to invest significant resources in strengthening its branded marketing and distribution capabilities throughout Europe and Asia, and to enhance the marketing, sales and technical support provided to OEM partners with worldwide distribution channels.

     - Expanding OEM Customer Relationships. Proxim seeks to have its products designed into OEM products for a broad range of industry-specific and general purpose applications. Currently, the Company has relationships with over 50 OEM customers and application solutions providers for its RangeLAN2 products. In addition to expanding sales of products to existing OEM customers such as

       AMP, Data General, DEC, Fujitsu, Intermec, LXE, Norand, SpaceLabs Medical and Zenith Data Systems, Proxim is committed to forging relationships with new OEM customers and application solutions providers that serve a wide variety of end user markets.

PRODUCTS

     Since 1989, Proxim has focused on supplying spread spectrum RF transceiver modules and wireless LAN adapters to OEM customers for integration into mobile computing platforms, handheld data terminals and portable peripheral devices. Proxim designs its products to be small, lightweight, cost-effective and power efficient in order to meet the needs of its OEM customers and the vertical markets they serve. Proxim currently offers three wireless networking product lines: RangeLAN2, RangeLINK and 900 MHz products. The RangeLAN2 and RangeLINK product families are based on the Company's latest 2.4 GHz frequency hopping technology, while Proxim's 900 MHz products utilize the Company's first generation direct sequence technology.

     Since the introduction of the RangeLAN2 product family in 1994, Proxim's
2.4 GHz product sales have increased to over 70% of total revenue in the first quarter of 1996. Although 900 MHz product sales are still increasing in absolute terms, the Company anticipates that its 2.4 GHz product family will continue to increase as a percentage of total revenue based on the worldwide availability of unlicensed 2.4 GHz spectrum as well as the higher throughput and capacity achievable with 2.4 GHz wireless networks.

     RangeLAN2. Introduced in 1994, RangeLAN2 was the industry's first FCC-certified 2.4 GHz frequency hopping wireless LAN product family. The RangeLAN2 family consists of two product lines: OEM design-in modules and packaged "off the shelf " products. The design-in modules are integrated by OEM customers into handheld computing and data collection devices. Packaged products are used with standard notebook and desktop computers to extend existing enterprise networks and to create ad hoc wireless networks. All RangeLAN2 products are designed to share the same software and are functionally interoperable. RangeLAN2 products operate in the 2.4 GHz frequency band, which has become widely available in North and South America, Europe and Asia for unlicensed wireless LAN products.

     RangeLAN2 packaged products include PCMCIA and ISA wireless LAN adapters for client computer systems as well as a network Access Point for transparent bridging to existing 802.3 Ethernet LANs. In addition, RangeLAN2 packaged products are available as private label models, enabling OEM customers to offer a complete line of 2.4 GHz wireless LAN products under their brand name. Private label versions of these products are currently marketed by AMP, DEC, Intermec, LXE, and Zenith Data Systems, among others.

     RangeLAN2 OEM modules are credit card-sized, design-in wireless LAN adapters. These modules are highly integrated, miniaturized products which reduce the design-in cycle time and expedite the time to market for OEMs by offering industry standard interfaces and, if required, the ability to port to non-standard interfaces and computing platforms with software tools and licensed source code. RangeLAN2 OEM modules have been designed into more than 30 OEM handheld computing and data collection devices by companies such as Alps Electric (formerly Kalidor), Bass, Citadel, Fujitsu, Intermec, LXE, Norand and Zenith Data Systems.

     The RangeLAN2 family has received numerous industry awards since its introduction. PC Magazine (February 1996) recently selected RangeLAN2 as "Editors' Choice" in a comprehensive review of wireless LAN products over eight competitive offerings and LAN magazine (April 1996) awarded RangeLAN2 its "1996 Wireless Networking Product of the Year."

     The Company believes that the commercial success RangeLAN2 has achieved to date derives in part from several key design advantages inherent in the RangeLAN2 architecture as set forth below.

    RANGELAN2 FEATURE        RANGELAN2 SPECIFICATION              ADVANTAGES
- --------------------------------------------------------------------------------------
Frequency Band             2.4 GHz                       Worldwide spectrum
                                                         availability; increased
                                                         wireless bandwidth
Spread Spectrum            Frequency hopping             Most prevalent 2.4 GHz
  Technology                                             technology due to increased
                                                         scalability and enhanced
                                                         interference-immunity
Data Rate per Channel      1.6 Mbps/800 Kbps             Highest data rate among
                                                         available frequency hopping
                                                         products
Number of Channels         15                            Multiple co-located wireless
  Available                                              networks in a single location
Modulation Technique       4GFSK/2GFSK                   High throughput modulation
                                                         approach with range-extending
                                                         fallback mode (IEEE proposed
                                                         standard)
Media Access Control       CSMA/CA                       Highly reliable "wireless
  (MAC)                                                  Ethernet" MAC protocol (IEEE
                                                         proposed standard)
Maximum Range              300-500 feet (standard        Extended RF range for
                           antenna);                     cost-effective coverage
                           1000+ feet (high gain
                           antenna)
Power Consumption          350 mA transmit;              Lowest average power
                           175 mA receive                consumption among available
                                                         high speed 2.4 GHz spread
                                                         spectrum products
Power Saving Mode          5 mA doze;                    Advanced power management
                           2 mA sleep                    system for extended battery
                                                         life
Roaming                    Automatic handoff with        Seamless microcellular
                           configurable speeds           roaming feature for mobile
                                                         applications
Network Management         SNMP compliant                Standards-based management
Diagnostic Tools           Site survey utility           First software-based solution
                                                         available

     RangeLINK. RangeLINK, a family of building-to-building wireless remote bridges designed to connect local area networks at distances of up to three miles, utilizes Proxim's 2.4 GHz frequency hopping technology, specialized software and directional antennas. These products provide a cost-effective alternative to leased 56 Kbps and T1 data communications lines and other more expensive wireless products. Proxim offers two different RangeLINK models: one operates point-to-point with maximum throughput exceeding 1 Mbps, and the other serves as a multipoint "hub and spoke" campus area interconnection bridging system with throughput in the 500-600 Kbps range.

     900 MHz Products. The Company offers four types of products based on the Company's 900 MHz direct sequence spread spectrum technology: RF transceivers; dual board radio-modems that combine a RF transceiver, controller and RS 232 interface in a single unit; ProxLink, a packaged version of the dual board radio-modem units; and RangeLAN, a family of wireless LAN adapters. The RF transceiver products and dual board radio-modems are OEM design-in products. ProxLink products, originally introduced in 1991, are self-contained ruggedized networking devices which enable point-to-point wireless data communications. The RangeLAN product family, originally introduced in 1992, includes Proxim's first generation of open systems wireless LAN adapters.

TECHNOLOGY

     Proxim's core technology strengths include high performance spread spectrum radios, sophisticated wireless networking protocols, highly integrated ASIC/MMIC designs and advanced network software drivers. The Company's expertise in these key technology areas has allowed it to design small, lightweight and power-efficient products that easily integrate into mobile computing and handheld data collection devices. These technologies enable Proxim's customers to create products and applications that seamlessly extend existing enterprise data networks, particularly to mobile end users.

     Spread Spectrum Radios. Since 1989, Proxim has focused on developing high performance spread spectrum radio products for the 900 MHz and 2.4 GHz frequency bands. The Company was among the first to certify and market 900 MHz direct sequence RF transceivers, modems and adapters, and has become a leading OEM supplier of such products to a wide variety of handheld terminal and mobile computer systems manufacturers. In 1994, Proxim introduced its 2.4 GHz RangeLAN2 wireless LAN product family based on frequency hopping spread spectrum technology. Frequency hopping provides enhanced interference immunity and increased wireless network scalability compared to direct sequence products operating in the 2.4 GHz band. In addition, the Company's RangeLAN2 product family incorporates an advanced dual data rate, high throughput modulation technique with a fallback mode for extending RF coverage, an innovation the IEEE
802.11 Committee has adopted as part of its frequency hopping draft standard.

     ASIC/MMIC Designs. Proxim's RangeLAN2 performance advantages derive in part from the high degree of functionality integrated into its custom ASICs and MMICs. RangeLAN2 mobile client adapter products incorporate a highly integrated single chip GaAs RF transceiver which provides enhanced radio sensitivity and power amplification as well as reduced size, weight and power consumption. To date, Proxim is the only wireless LAN supplier utilizing a fully integrated GaAs RF transceiver in its 2.4 GHz wireless LAN products. In addition, Proxim has developed both a custom mixed-signal DSP ASIC and a network controller ASIC based on CMOS technology for its RangeLAN2 product line. The Company intends to integrate these two ASICs into a single chip solution in the future. The Company believes that its RangeLAN2 products reflect the highest degree of ASIC/MMIC integration of any 2.4 GHz wireless LAN solution available. See "Risk
Factors -- Sole or Limited Sources of Supply."

     Wireless Networking Protocols. Implemented in a combination of firmware and software, Proxim's sophisticated RangeLAN2 MAC protocol is a result of the Company's extensive experience delivering wireless LAN solutions in a broad range of applications environments over the past several years. The Company's CSMA/CA ("Carrier Sense Multiple Access with Collision Avoidance") MAC protocol provides the equivalent of a robust "wireless Ethernet" RF communications system, and incorporates a performance-enhancing acknowledgement system that ensures fairness of access and reliable communications, even in large multi-user applications environments. This CSMA/CA approach closely resembles the MAC protocol included in the current IEEE 802.11 draft standard. The RangeLAN2 MAC protocol also provides for advanced wireless networking features such as seamless roaming and multi-level power management to support mobile users. These advanced features, while permitted, are not specifically defined or required in the current IEEE 802.11 draft standard.

     Network Software Drivers. As part of its standard RangeLAN2 product offering, Proxim provides software drivers such as ODI and NDIS to support most major network operating systems, including TCP/IP, Novell IPX and Microsoft Windows (including Windows 95 and Windows NT), among others. These network software drivers enable RangeLAN2 users to seamlessly access existing enterprise LANs. In addition, the Company offers a "C" version RangeLAN2 software driver to facilitate the customization of Proxim source code in order to meet specialized OEM hardware and software requirements.

CUSTOMERS

     The majority of Proxim's revenue has been derived from sales to OEM customers that offer wireless LANs products as part of a complete solution that typically includes specialized mobile computers developed by the OEM, network infrastructure systems, peripheral devices, software and services. The Company's OEM partners traditionally target industrial applications in one or more specific markets such as manufacturing, warehousing, transportation and retailing. Additionally, Proxim markets its branded products to value added resellers and systems integrators in emerging wireless markets that include healthcare, hospitality and financial services, where access to real-time information is critical. Proxim's 2.4 GHz OEM customers include, among others, AMP, Bass, Digital, Fujitsu, Intermec, LXE, Norand, NTT-IT, SpaceLabs Medical, and Zenith Data Systems.

     In 1995, Intermec and NTT-IT represented 27% and 14%, respectively, of the Company's total revenue; in 1994 Intermec and Zenith Data Systems represented 17% and 15%, respectively, of the Company's total revenue; and in 1993, Intermec and Comtec Information Systems, Inc. represented 18% and 13%, respectively, of the Company's total revenue. Sales to OEM customers were $17,465,000, $6,286,000, and $6,691,000 in 1995, 1994 and 1993, respectively, representing
79%, 56% and 83% of total revenue during such periods.

     Sales to three OEM customers represented approximately 27%, 17% and 11% of the Company's total revenue during the first quarter of 1996. The Company expects that sales to a limited number of OEM customers will continue to account for a substantial portion of its revenue during any period for the foreseeable future. The Company also has experienced quarter to quarter variability in sales to each of its major OEM customers and expects this pattern to continue in the future. The loss of one or more of the Company's major OEM customers could have a material adverse effect on the Company's results of operations. See "Risk Factors -- Dependence on a Limited Number of OEM Customers."

     The Company's products are used by a diverse set of customers in a wide variety of applications. The following are representative examples of industry-specific applications of Proxim's wireless networking products:

     Saint Joseph Hospital. Saint Joseph Hospital, the largest private inpatient facility in Denver, Colorado, has implemented an innovative point-of-care solution utilizing Proxim's RangeLAN2 wireless LAN technology with notebook computers and customized medical carts. Nurses and therapists utilize approximately 100 of these carts to go from room to room, accessing and entering clinical information directly to the hospital's database via the RangeLAN2 wireless network. This automated charting system allows Saint Joseph Hospital medical professionals to spend more time interacting with patients while providing numerous quality and productivity benefits: real-time access to patient information, elimination of redundant data entry and reduction of transcription errors.

     Chicago Board Options Exchange. The Chicago Board Options Exchange ("CBOE") has adopted RangeLAN2 technology as its standard wireless LAN technology for wireless trading and information systems applications on the trading floor. RangeLAN2 products, including over 30 access points and over 200 wireless LAN adapters, are deployed with handheld PCs to create secure private wireless networks for each CBOE member firm to connect traders with the central database. Members of the CBOE have used Proxim's spread spectrum RF products in trading floor environments for over two years. On the CBOE, wireless computers provide real-time access to bids, offers, trades and other proprietary information, enabling the CBOE to make the highest quality markets for brokers and investors.

     T.G.I. Friday's. T.G.I. Friday's has implemented a table management system in over 20 restaurants that utilizes a Fujitsu Stylistic 500 RF with a fully-integrated RangeLAN2 wireless LAN adapter. With this system, T.G.I. Friday's employees maintain real-time information about the seating preferences of each group of customers and the status of each table, coordinating information from a variety of locations within the restaurant. The result is better customer service, more efficient guest seating and increased sales.

SALES AND MARKETING

     The Company sells its products directly to OEM customers, and indirectly to value added resellers, system integrators, SIs and end users through regional, national and international distributors. Proxim offers both its design-in products directly to OEM customers who incorporate these products into their wireless computing platforms and its branded products as private label models.

     Sales of many of the Company's wireless networking products depend in significant part upon the decision of a prospective OEM customer to develop and market wireless solutions which incorporate the Company's wireless technology. OEM customers' orders are affected by a variety of factors such as new product introductions, regulatory approvals, end user demand for OEM customers' products, product life cycles, inventory levels, manufacturing strategy, contract awards, competitive conditions and general economic conditions. Sales of the Company's products generally involve a significant commitment of capital and other resources by its customers, with the attendant delays associated with such customers' internal procedures to approve such commitment. For these and other reasons, the design-in cycle associated with the purchase of the Company's wireless products by OEM customers is quite lengthy, generally ranging from six months to two years, and is subject to a number of significant risks, including customers' budgeting constraints and internal acceptance reviews, that are beyond the Company's control. Because of the lengthy sales cycle, the Company typically plans its production and inventory levels based on internal forecasts of OEM customer demand, which is highly unpredictable and can fluctuate substantially. In addition, the Company's agreements with OEM customers typically do not require minimum purchase quantities and a significant reduction, delay or cancellation of orders from any of these customers could have a material adverse effect on the Company's results of operations. If revenue forecasted from a specific customer for a particular quarter is not realized in that quarter, the Company's operating results for that quarter could be materially adversely affected. In addition, there can be no assurance that the Company will become a qualified supplier for new OEM customers or that the Company will remain a qualified supplier for existing OEM customers.

     The Company generally does not operate with a significant order backlog. The Company's agreements with OEM customers typically do not require minimum purchase quantities and a significant reduction in orders from any of these customers could have a material adverse effect on the Company's results of operations. The Company's sales to any single OEM customer are also subject to significant variability from quarter to quarter. Such fluctuations could have a material adverse effect on the Company's operating results. In addition, there can be no assurance that the Company will become a qualified supplier for new OEM customers or that the Company will remain a qualified supplier for existing OEM customers.

     Proxim's branded products are sold to value added resellers, systems integrators and end users in the U.S. through regional distributors, and through TechData Corporation and Anixter Corporation, two nationwide distribution and sales organizations.

     In general, distributors generally offer products of several different companies, including products that may compete with the Company's products. Accordingly, these distributors may give higher priority to products of other suppliers, thus reducing their efforts to sell the Company's products. Agreements with distributors are generally terminable at the distributor's option. A reduction in sales efforts or termination of a distributor's relationship with the Company may have a material adverse effect on future operating results. Use of distributors also entails the risk that distributors will build up inventories in anticipation of substantial growth in sales. If such growth does not occur as anticipated, these distributors may substantially decrease the amount of product ordered in subsequent quarters. Such fluctuations could contribute to significant variations in the Company's future operating results. In addition, distributors generally have stock rotation rights and price protection on unsold merchandise, which may adversely impact the Company's profit margins.

     Proxim is expanding the international distribution channels for its products. The Company is authorized to ship its RangeLAN2 products into more than 40 countries. In addition to the Company's relationships with numerous OEM customers who market the RangeLAN2 technology internationally, the Company has over 30 international authorized distributors in over 40 sales territories. Revenue from shipments by the Company to customers outside the United States, principally to a limited number of distributors and OEM customers, represented 36%, 24%, 6% and 4% of total revenue during the first quarter of 1996 and during 1995, 1994 and 1993, respectively. The Company expects that revenue from shipments to international customers will continue to represent a substantial portion of total revenue for the foreseeable future. Sales to international customers or to U.S. OEM customers who ship to international locations are subject to a number of risks and uncertainties including, but not limited to, changes in foreign government regulations and telecommunications standards, export license requirements, tariffs and taxes, other trade barriers, fluctuations in currency exchange rates, difficulty in collecting accounts receivable, difficulty in staffing and managing foreign operations, and potential political and economic instability. While international sales are typically denominated in U.S. dollars and the Company typically extends limited credit terms, fluctuations in currency exchange rates could cause the Company's products to become relatively more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. Additionally, payment cycles for international distributors are typically longer than for distributors in the United States. There can be no assurance that foreign markets will continue to develop or that the Company will receive additional orders to supply its products to foreign customers. The Company's business and operating results could be materially and adversely affected if foreign markets do not continue to develop or the Company does not receive additional orders to supply its products for use by foreign customers.

MANUFACTURING

     The Company's manufacturing operations consist primarily of final assembly and testing, quality assurance, packaging and shipping at the Company's manufacturing facility in Mountain View, California. The Company purchases all of the circuit boards, integrated circuits and other components used in its products from third party suppliers. The Company inspects these components for quality, groups the components into kits by production order, and ships the kits to its subcontractors for interim assembly and test.

     The Company designs its products to provide a high degree of reliability. The Company's products have achieved a field failure rate of its installed base of less than 1% per annum to date. The Company believes that this reliability is the result of its careful quality assurance procedures. Proxim has developed a supplier selection procedure and approved vendor list to maintain quality. In addition, the Company monitors its suppliers' performance to ensure consistent quality, reliability and yields. While the Company's quality assurance program is not currently certified under ISO 9000, it is modeled after the ISO 9000 quality standards, including process documentation, test procedures, quality assurance procedures, process control, equipment maintenance, quality record keeping and training of personnel. In addition, the Company generally uses ISO 9000 certified manufacturing assembly subcontractors and intends to pursue ISO 9000 certification for its internal manufacturing processes in the future.

     The Company currently has limited manufacturing capability and has no experience in large scale manufacturing. If the Company's customers were to place or concurrently place orders for unexpectedly large quantities of the Company's products, the Company's present manufacturing capacity might be inadequate to manage such demand. There can be no assurance that the Company will be able to develop or contract for additional manufacturing capacity on acceptable terms on a timely basis. In addition, in order to compete successfully, the Company will need to achieve significant product cost reductions. Although the Company intends to achieve cost reductions through engineering improvements and production economies, there can be no assurance that the Company will be able to do so. In order to remain competitive, the Company must continue to introduce new products and processes into its manufacturing environment. The Company currently conducts its manufacturing operations for all of its products in a single facility in Mountain View, California. In addition, the Company relies on certain outside contract manufacturers for circuit board assemblies which subjects the Company to a number of risks, including a potential inability to obtain an adequate supply of assembled circuit boards as well as reduced control over the price, timely delivery and quality of such assembled circuit boards. If the Company's Mountain View facility were to become incapable of operating, even temporarily, or were unable to operate at or near its current or full capacity for an extended period, the Company's business and operating results could be materially adversely affected. Further, in order to remain competitive the Company expects to continue to introduce new processes into its manufacturing environment. Changes to the manufacturing process to incorporate new products and processes could cause disruptions, which, in turn, could adversely affect customer relationships, cause a loss of market opportunities and have a material adverse effect on the Company's business and operating results.

     Certain parts and components used in the Company's products, including the Company's proprietary application specific integrated circuits ("ASICs"), monolithic memory integrated circuits ("MMICs") and assembled circuit boards, are only available from single sources, and certain other parts and components are only available from a limited number of sources. The Company's reliance on these sole source or limited source suppliers involves certain risks and uncertainties, including the possibility of a shortage or discontinuation of certain key components and reduced control over delivery schedules, manufacturing capability, quality and costs. Any reduced availability of such parts or components when required could materially impair the Company's ability to manufacture and deliver its products on a timely basis and result in the cancellation of orders, which could have a material adverse effect on the Company's operating results. In addition, the purchase of certain key components involves long lead times and, in the event of unanticipated increases in demand for the Company's products, the Company has in the past been, and may in the future be, unable to manufacture certain products in a quantity sufficient to meet its customers' demand in any particular period. The Company has no guaranteed supply arrangements with its sole or limited source suppliers, does not maintain an extensive inventory of parts or components, and customarily purchases sole or limited source parts and components pursuant to purchase orders placed from time to time in the ordinary course of business. Business disruptions, production shortfalls or financial difficulties of a sole or limited source supplier could materially and adversely impact the Company by increasing product costs, or reducing or eliminating the availability of such parts or components. In such event, the inability of the Company to develop alternative sources of supply quickly and on a cost-effective basis could materially impair the Company's ability to manufacture and deliver its products on a timely basis and could have a material adverse effect on its operating results.

RESEARCH AND DEVELOPMENT

     The wireless communications industry is characterized by very rapid technological change, short product life cycles and evolving industry standards. To remain competitive, the Company must develop or gain access to new technologies in order to increase product performance and functionality, reduce product size and maintain cost-effectiveness. The Company's research and development efforts are focused on investigating new technologies, developing new products and implementing enhancements to existing products. The Company's research and development efforts since 1994 have been primarily concentrated on enhancing features and performance of the Company's RangeLAN2-based products. These efforts include the development of new ASICs/MMICs, software drivers, enhanced wireless adapter and access point products; and additional networking software features. The Company expects that it will continue to devote substantial research and development resources to enhance its RangeLAN2 architecture in the foreseeable future. Given the emerging nature of the wireless LAN market, there can be no assurance that the RangeLAN2 products and technology, or the Company's other products or technology, will not be rendered obsolete by alternative technologies.

     The Company's success is also dependent on its ability to develop new products for existing and emerging wireless communications markets, to introduce such products in a timely manner and to have them designed into new products developed by OEM customers. The development of new wireless networking products is highly complex, and wireless LAN companies, including Proxim, from time to time have experienced delays in developing and introducing new products. Due to the intensely competitive nature of the Company's business, any delay in the commercial availability of new products could have a material adverse effect on the Company's operating results. If the Company is unable to develop or obtain access to advanced wireless networking technologies as they become available, or is unable to design, develop and introduce competitive new products on a timely basis, or is unable to hire qualified engineers to develop such technologies and products, its future operating results would be materially and adversely affected. In particular, the Company intends to expend substantial resources in developing products that are designed to conform to the potential IEEE 802.11 specifications. There can be no assurance that these specifications will be ultimately adopted or that such standards will have a meaningful commercial impact. To the extent these standards or other standards are adopted, the Company could be at a disadvantage if its competitors are able to develop and introduce competitive products which conform to such standards more rapidly than the Company.

     As of March 31, 1996, the Company's research and development department consisted of 31 full-time employees and one consultant. Research and development expenses were $1,070,000, $3,288,000, $1,783,000 and $1,474,000 during the first quarter of 1996 and during 1995, 1994 and 1993, respectively.

COMPETITION

     The wireless local area networking market is intensely competitive. The principal competitive factors in this market include effective RF coverage area, data throughput, wireless networking protocol sophistication, network scalability, roaming capability, power consumption, product miniaturization, product reliability, product time to market, product certifications, price, effective distribution channels, ability to support new industry standards and company reputation. Although the Company believes that it currently competes favorably on the basis of these factors, the Company could be at a disadvantage to companies that have broader distribution channels and offer more diversified product lines.

     Proxim has several current competitors which offer 2.4 GHz products, including IBM, Lucent Technologies, Symbol Technologies and Telxon. In addition, certain other companies, such as 3Com Corporation, have announced their intention to offer competitive 2.4 GHz products. Some of these competitors have announced their intention to develop IEEE 802.11 standards-based products or other higher performance systems in the future. In addition to competition from companies that offer or have announced their intention to develop wireless LAN products, the Company could face future competition from companies that offer products which replace network adapters or which offer alternative wireless communications solutions, or from large computer and network equipment companies. There can be no assurance that the Company will be able to compete successfully against these competitors or that competitive pressures faced by the Company will not adversely affect its business or operating results.

     Many of the Company's present and potential competitors have substantially greater financial, marketing, technical and other resources than the Company with which to pursue engineering, manufacturing, marketing, and distribution of their products and may succeed in establishing technology standards or strategic alliances in the wireless LAN market, obtain more rapid market acceptance for their products, or otherwise gain a competitive advantage. There can be no assurance that the Company will succeed in developing products or technologies that are more effective than those developed by its competitors. Furthermore, the Company competes with companies with high volume manufacturing and extensive marketing and distribution capabilities, areas in which the Company has limited experience. Increased competition, direct and indirect, could adversely affect the Company's revenue and profitability through pricing pressure and loss of market share. There can be no assurance that the Company will be able to compete successfully against existing and new competitors as the market evolves and the level of competition increases.

GOVERNMENT REGULATION

     In the United States, the Company is subject to various FCC rules and regulations. Current FCC regulations permit license-free operation in certain FCC-certified bands in the radio spectrum. Proxim's spread spectrum wireless products are certified for unlicensed operation in the 902-928 MHz and 2.4-2.4835 GHz frequency bands. Operation in these frequency bands is governed by rules set forth in Part 15 of the FCC regulations. The Part 15 rules are designed to minimize the probability of interference to other users of the spectrum and, thus, accord Part 15 systems secondary status. In the event that there is interference between a primary user and a Part 15 user, a higher priority user can require the Part 15 user to curtail transmissions that create interference. In this regard, if users of the Company's products experience excessive interference from primary users, market acceptance of the Company's products could be adversely affected, thereby materially and adversely affecting the Company's business and results of operations. The FCC, however, has established certain standards which create an irrebuttable presumption of noninterference for Part 15 users and the Company believes that its products comply with such requirements. There can be no assurance that the occurrence of regulatory changes, including changes in the allocation of available frequency spectrum or modification to the standards establishing an irrebuttable presumption for unlicensed Part 15 users, would not significantly impact the Company's operations by rendering current products obsolete, restricting the applications and markets served by the Company's products or increasing the opportunity for additional competition.

     The Company's products are also subject to regulatory requirements in international markets and, therefore, the Company has been monitoring the development of spread spectrum regulations in certain countries that represent potential markets for its products. The Company has limited experience in gaining regulatory approval outside of the United States. Several foreign countries, such as Canada, have regulations that closely follow those of the FCC. To date, Proxim or its distribution partners have obtained certifications for the Company's products in 22 countries as well as approval for use in over 20 additional countries which rely on or reference certification requirements of regulatory bodies such as the FCC and the European Telecommunications Standards Institute ("ETSI"). Each new Proxim product or OEM customer product must be certified or otherwise qualified for use in each country. The Company has an ongoing program to obtain certifications for its products and to assist certain OEM customers in obtaining certification for their products in all available markets. While there can be no assurance that the Company will be able to comply with regulations in any particular country, the Company has designed its RangeLAN2 products to minimize the design modifications required to meet various
2.4 GHz international spread spectrum regulations. Changes in, or the failure by the Company to comply with, applicable domestic and international regulations could have a material adverse effect on the Company's business and operating results. In addition, with respect to those countries that do not follow FCC regulations, Proxim may need to modify its products to meet local rules and regulations.

PROTECTION OF PROPRIETARY RIGHTS

     The Company relies on a combination of patents, trademarks and non-disclosure agreements in order to establish and protect its proprietary rights. Proxim has been issued three U.S. patents which were issued in 1991, 1993 and 1995 and are important to the current business of the Company, and has four patent applications pending in the U.S. which relate to the Company's core technology. There can be no assurance that patents will issue from any of these pending applications or, if patents do issue, that the claims allowed will be sufficiently broad to protect the Company's technology. In addition, there can be no assurance that any patents issued to the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection to the Company. Since U.S. patent applications are maintained in secrecy until patents issue, and since publication of inventions in the technical or patent literature tend to lag behind such inventions by several months, the Company cannot be certain that it was the first creator of the inventions covered by its issued patents or pending patent applications or that it was the first to file patent applications for such inventions or that the Company is not infringing on the patents of others. In addition, the Company has filed, or reserved its rights to file, a number of patent applications internationally. There can be no assurance that any such international patent applications will issue or that the laws of foreign jurisdictions will protect the Company's proprietary rights to the same extent as the laws of the United States.

     In view of the rapid technological change in this industry, Proxim believes that the technical expertise and creative skills of its engineers and other personnel are crucial in determining the Company's future technological success. The Company's ability to compete in the marketplace may be enhanced by its ability to protect its proprietary information through the ownership of patents, registrations and trademarks. The Company attempts to protect its trade secrets and other proprietary information through agreements with customers and suppliers, proprietary information agreements with employees and other security measures. However, although the Company intends to protect its rights vigorously, there can be no assurance that these measures will be successful. Litigation may be necessary to enforce the Company's patents, trademarks or other intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business and operating results. No intellectual property of the Company has been invalidated or declared unenforceable. However, there can be no assurance that in the future such rights will be upheld. Furthermore, there can be no assurance that any issued patents will provide the Company with a competitive advantage or will not be challenged by third parties or that the patents of others will not have an adverse effect on the Company's ability to do business. There can be no assurance that the measures taken by the Company will prevent misappropriation of its technology. In addition, there can be no assurance that others will not independently develop similar products, design around the Company's proprietary technology or duplicate the Company's products.

EMPLOYEES

     As of March 31, 1996, the Company employed 112 full-time employees and 35 temporary employees. Of these individuals, 31 are in engineering and product development, 37 are in marketing, sales and customer support, 70 are in manufacturing and quality assurance and 9 are in finance and administration. The Company believes that its future success will depend in large measure on its ability to retain certain key technical and management personnel and to attract and retain additional highly skilled employees. Competition for qualified personnel in the wireless data communications and networking industries is intense, and there can be no assurance that the Company will be successful in retaining its key employees or that it will be able to attract, assimilate or retain the additional skilled personnel that will be required to support the Company's anticipated growth. None of the Company's employees are represented by a labor union. The Company believes that its relations with employees are good.

FACILITIES

     The Company maintains its corporate headquarters in a 40,000 square foot building located in Mountain View, California pursuant to a lease that expires in June 2000. The Company also leases sales offices in Atlanta, Georgia and Nashua, New Hampshire. The Company believes that its facilities are adequate to meet its current needs and that additional or alternative space will be available as necessary in the future on commercially reasonable terms.

                                   MANAGEMENT

     The following table sets forth certain information concerning the Company's directors and executive officers as of March 31, 1996:

             NAME               AGE                       POSITION
- ------------------------------  ---   -------------------------------------------------
David C. King.................  36    Chairman of the Board of Directors, President and
                                      Chief Executive Officer
Brian T. Button...............  37    Vice President of Marketing
Keith E. Glover...............  39    Vice President of Finance and Administration and
                                      Chief Financial Officer
Juan Grau.....................  38    Vice President of Engineering
Warren A. Hackbarth...........  49    Vice President of Sales
Yosh Sato.....................  51    Vice President of Manufacturing
Raymond Chin..................  42    Director
Leslie G. Denend..............  55    Director
Michael D. Kaufman............  54    Director
G. Russell Mortenson..........  46    Director

     DAVID C. KING joined Proxim in December 1992 as Vice President of Marketing and acting Chief Financial Officer, in July 1993 was appointed President, Chief Executive Officer and Director, and in January 1996 was named Chairman of the Board of Directors. From December 1990 to November 1992, Mr. King served in various executive capacities at Vitalink Communications Corporation ("Vitalink"), a LAN internetworking subsidiary of Network Systems Corporation, most recently as Vice President of Marketing and Customer Services. From 1985 to 1990, Mr. King was Senior Manager in the San Francisco office of McKinsey & Company, Inc., an international management consulting firm, where he was a member of the firm's high technology and health care practices.

     BRIAN T. BUTTON joined Proxim as Vice President of Marketing in June 1994. From March 1989 to June 1994, Mr. Button worked for Stratacom Corporation, where he held several management positions, most recently as Director, Product Marketing. From May 1982 to February 1989, Mr. Button worked for Hewlett-Packard Company, where he held several marketing management positions.

     KEITH E. GLOVER has served as the Vice President of Finance and Administration and Chief Financial Officer since he joined Proxim in September 1993. From March 1986 to June 1993, Mr. Glover worked for Vitalink, where he held several financial management positions, most recently as Vice President of Finance.

     JUAN GRAU joined Proxim in August 1988 as RF Communications Manager. Mr. Grau was appointed Director of Product Engineering in November 1989 and, in June 1991, was promoted to Vice President of Engineering. From 1980 to 1988, Mr. Grau worked at Hewlett-Packard Company, where he served in several engineering and project management positions.

     WARREN A. HACKBARTH joined Proxim in May 1994 as Director of Market Development. In July 1994, Mr. Hackbarth was promoted to Vice President of Sales. From March 1991 to May 1994, Mr. Hackbarth worked for Fujitsu Personal Systems, Inc. (formerly Poqet Computer Corp.), where he held several sales management positions, most recently as Director, Value Integration Services. From September 1989 to February 1991, Mr. Hackbarth served as an Account Manager at Informix Corporation. From October 1984 to September 1989, Mr. Hackbarth worked for Wang Laboratories, Inc., where he held several sales and marketing management positions.

     YOSH SATO joined Proxim in January 1993 as Director of Manufacturing and has served as Vice President of Manufacturing since June 1993. From August 1989 to September 1992, Mr. Sato served as

Director of Operations at Maxoptix Corporation, an optical disk drive company. From 1988 to 1989, he served as a program manager at MIPS Computer Systems, Inc., a semiconductor and computer systems manufacturer.

     RAYMOND CHIN became a Director of the Company in May 1991 and was Chairman of the Board of Directors from July 1991 until October 1995. Since January 1995, Dr. Chin has served as a general partner of Alpine Technology Ventures, a venture capital firm. From May 1990 to December 1994, Dr. Chin served as a general partner of MK Global Ventures, a venture capital firm. From June 1984 to May 1990, Dr. Chin served as a Director at Ameritech Development Corporation, a subsidiary of Ameritech Corporation, a regional Bell operating company.

     LESLIE G. DENEND became a Director of the Company in March 1996. Since February 1993, Mr. Denend has served as President and Chief Executive Officer, and, since June 1993, also as Director, of Network General Corporation. From October 1990 until December 1992, Mr. Denend was President and Chief Executive Officer of Vitalink Communications. From January 1989 until October 1990, Mr. Denend served as Executive Vice President of Product Operations at 3Com Corporation.

     MICHAEL D. KAUFMAN became a Director of the Company in September 1991. Since October 1987, Mr. Kaufman has served as the managing general partner of MK Global Ventures. From August 1981 until October 1987, Mr. Kaufman was a general partner of Oak Investment Partners, a venture capital firm. Mr. Kaufman is also a director of Asante Technologies, Inc., Davox Corporation, Document Technologies, Inc., Document Imaging Systems Corporation, and HyperMedia Communications, Inc.

     G. RUSSELL MORTENSON became a Director of the Company in August 1994. Mr. Mortenson served as the President, Chief Operating Officer and Director of Amtech Corporation from August 1987 until his appointment as Chief Executive Officer in January 1992.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in Underwriting Agreements, each of the U.S. Underwriters named below, for whom UBS Securities LLC, Montgomery Securities, Unterberg Harris and Volpe, Welty & Company are serving as U.S. Representatives, have severally agreed to purchase and the Company has agreed to sell to them, and the International Underwriters named below, for whom UBS Limited, Montgomery Securities, Unterberg Harris and Volpe, Welty & Company are acting as International Representatives (the "International Underwriters"), have severally agreed to purchase, and the Company has agreed to sell to them, the respective number of shares of Common Stock set forth opposite their respective names below:

                                NAME                                NUMBER OF SHARES
    ------------------------------------------------------------    ----------------
    U.S. Underwriters:
      UBS Securities LLC........................................
      Montgomery Securities.....................................
      Unterberg Harris..........................................
      Volpe, Welty & Company....................................
                                                                             ----
         Subtotal...............................................        1,875,000
                                                                             ----
    International Underwriters:
      UBS Limited...............................................
      Montgomery Securities.....................................
      Unterberg Harris..........................................
      Volpe, Welty & Company....................................
                                                                             ----
         Subtotal...............................................          625,000
                                                                             ----
               Total............................................        2,500,000
                                                                             ====

     The U.S. Underwriters and International Underwriters are collectively referred to as the "Underwriters." The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any are taken.

     Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions set forth below, (a) it is not purchasing any shares of Common Stock being sold by it (the "U.S. Shares") for the account of anyone other than a United States or Canadian Person (as defined below) and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any U.S. Shares or distribute this Prospectus outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions set forth below, (a) it is not purchasing any shares of Common Stock being sold by it (the "International Shares") for the account of any United States or Canadian Person and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any International Shares or distribute this Prospectus within the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between the U.S. and International Underwriters. With respect to UBS Securities LLC, Montgomery Securities, Unterberg Harris and Volpe, Welty & Company, the foregoing representations or agreements (i) made by each of them in their capacity as a U.S. Underwriter shall apply only to shares of Common Stock purchased by each of them in their capacity as a U.S.

Underwriter, (ii) made by each of them in their capacity as an International Underwriter shall apply only to shares of Common Stock purchased by each of them in their capacity as an International Underwriter and (iii) shall not restrict either of their abilities to distribute the Prospectus to any person. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside of the United States or Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person and "United States" means the United States of America, its territories, its possessions and all areas subject to its jurisdiction.

     Pursuant to the Agreement Between the U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price of any shares so sold shall be the offering price set forth on the cover page hereof, in United States Dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

     Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Common Stock, directly or indirectly, in Canada in contravention of the securities laws of Canada or any province or territory thereof and has represented that any offer of shares of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any shares of Common Stock a notice stating in substance that, by purchasing such shares such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such shares in Canada or to, or for the benefit of, any resident of Canada in contravention of the securities laws of Canada or any province or territory thereof and that any offer of shares of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such shares of Common Stock a notice to the foregoing effect.

     Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "Regulations"); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the Regulations with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the shares of Common Stock if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom such document may otherwise lawfully be issued or passed on.

     Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, in Japan or to or for the account or any resident thereof, any shares of Common Stock acquired in connection with this offering, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the regulation requirement of the Securities and Exchange Law of Japan. Each International Underwriter has further agreed to send to any dealer who purchases from it any of such shares of Common Stock a notice stating in substance that such dealer may not offer or sell any of such shares, directly or indirectly, in Japan or to or for the account of any resident thereof, except pursuant to any exemption for the registration requirement of the Securities and Exchange Law of Japan, and that such dealer will send to any other dealer to whom it sells any shares a notice to the foregoing effect.

     Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that it has not offered or sold, and will not offer and sell, directly or indirectly or offer or sell to any person for re-offering or resale, directly or indirectly any shares of Common Stock to any resident of the Republic of Korea (as the term is defined under the Foreign Exchange Management Law of the Republic of Korea), or in the Republic of Korea, except pursuant to applicable laws and regulations of the Republic of Korea.

     The Underwriters have advised the Company that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a
concession of not more than $           per share, and the Underwriters may
allow, and such dealers may reallow, a concession not more than $           per
share to certain other dealers. After the offering, the offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or part.

     The Company has granted an option to the Underwriters exercisable during the 30-day period after the date of this Prospectus to purchase up to 375,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial 2,500,000 shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

     The Underwriting Agreements provide that the Company will indemnify the several Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     The Company's executive officers and directors, who collectively hold an aggregate of 900,696 shares of Common Stock and options to purchase Common Stock, have agreed that without the consent of the Underwriters, acting jointly, they will not, directly or indirectly offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable therefor for a period of 90 days from the date of this Prospectus, subject to certain limited exceptions. The Company has agreed that, for a period of 90 days from the date of this Prospectus, it will not, without the written consent of the Underwriters acting jointly, directly or indirectly, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities, convertible or exchangeable therefor, subject to limited exceptions.

     In connection with this offering, the Underwriters and selling group members (if any) or their respective affiliates intend to engage in passive market-making transactions in the Common Stock of the Company on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended, during the two business day period before commencement of offers or sales of the shares of Common Stock offered hereby. The passive market making transactions must be identified as such and comply with applicable volume and price limits. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; however, if all independent bids are lowered below the passive market makers bid, such bid must then be lowered when certain purchase limits are exceeded.

     From time to time, certain of the Underwriters or their affiliates have provided, and may continue to provide, investment banking services to the Company.

                             ADDITIONAL INFORMATION

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments, schedules and exhibits, referred to as the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement and certain parts are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement of which this Prospectus forms a part, each such statement being qualified in all respects by such reference.

                             AVAILABLE INFORMATION

     The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith files annual and quarterly reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied, at the Commission's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington D.C. 20549, as well as at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed fees. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 9513 Key West Avenue, Rockville, Maryland 20850.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents filed by the Company with the Commission are hereby incorporated by reference in this Prospectus:

     (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995;

     (2) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996; and

     (3) The description of the Company's Common Stock contained in its Registration Statement on Form 8-A as filed with the Commission on October 22, 1993.

     All reports and other documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be submitted in writing to the Chief Financial Officer of the Company, at the Company's principal executive offices at 295 North Bernardo Avenue, Mountain View, California 94043 or by telephone at (415) 960-1630.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Brobeck, Phleger & Harrison LLP, Palo Alto, California are acting as counsel for the Underwriters in connection with certain legal matters relating to the shares of Common Stock offered hereby.

                                    EXPERTS

     The financial statements as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 included in this Prospectus and incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Accountants.....................................................   F-2
Balance Sheet at December 31, 1994 and 1995, and March 31, 1996 (unaudited)...........   F-3
Statement of Operations for the Years Ended December 31, 1993, 1994 and 1995, and for
  the Three Months Ended March 31, 1995 and 1996 (unaudited)..........................   F-4
Statement of Stockholders' Equity (Deficit) for the Years Ended December 31, 1993,
  1994 and 1995, and for the Three Months Ended March 31, 1996 (unaudited)............   F-5
Statement of Cash Flows for the Years Ended December 31, 1993, 1994 and 1995, and for
  the Three Months Ended March 31, 1995 and 1996 (unaudited)..........................   F-6
Notes to Financial Statements.........................................................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Proxim, Inc.

     In our opinion, the accompanying balance sheet and the related statements of operations, stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Proxim, Inc. at December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
San Jose, California
January 24, 1996

                                  PROXIM, INC.

                                 BALANCE SHEET
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 DECEMBER 31,          MARCH 31,
                                                              -------------------     -----------
                                                               1994        1995          1996
                                                              -------     -------     -----------
                                                                                      (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $11,300     $ 6,247       $ 5,590
  Accounts receivable, net..................................    2,129       6,810         6,350
  Inventories...............................................    3,026       7,891         8,112
  Deferred tax assets.......................................       --       1,231         1,275
  Other assets..............................................      242         128           279
                                                              --------    -------       -------
          Total current assets..............................   16,697      22,307        21,606
Property and equipment, net.................................      738       1,800         2,269
                                                              --------    -------       -------
                                                              $17,435     $24,107       $23,875
                                                              ========    =======       =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $ 1,687     $ 3,747       $ 2,331
  Accrued liabilities.......................................      522       1,910         2,019
                                                              --------    -------       -------
          Total current liabilities.........................    2,209       5,657         4,350
                                                              --------    -------       -------
Commitments (Note 9)
Stockholders' equity:
  Common Stock, $.001 par value, 25,000 shares authorized;
     7,011, 7,257 and 7,456 shares issued and outstanding...        7           7             7
  Additional paid-in capital................................   27,216      27,594        27,757
  Accumulated deficit.......................................  (11,997)     (9,151)       (8,239)
                                                              --------    -------       -------
          Total stockholders' equity........................   15,226      18,450        19,525
                                                              --------    -------       -------
                                                              $17,435     $24,107       $23,875
                                                              ========    =======       =======

   The accompanying notes are an integral part of these financial statements.

                                  PROXIM, INC.

                            STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                   THREE MONTHS
                                                                                       ENDED
                                                 YEAR ENDED DECEMBER 31,             MARCH 31,
                                              ------------------------------     -----------------
                                               1993       1994        1995        1995       1996
                                              ------     -------     -------     ------     ------
                                                                                 (UNAUDITED)
Revenue.....................................  $8,078     $11,297     $22,083     $3,363     $8,901
Cost of revenue.............................   3,907       5,221      10,843      1,619      4,539
                                              ------     -------     -------     ------     ------
Gross profit................................   4,171       6,076      11,240      1,744      4,362
                                              ------     -------     -------     ------     ------
Operating expenses:
  Research and development..................   1,474       1,783       3,288        652      1,070
  Selling, general and administrative.......   2,821       3,982       6,694      1,235      2,127
                                              ------     -------     -------     ------     ------
          Total operating expenses..........   4,295       5,765       9,982      1,887      3,197
                                              ------     -------     -------     ------     ------
Income (loss) from operations...............    (124)        311       1,258       (143)     1,165
Interest and other income, net..............      25         517         537        163         84
                                              ------     -------     -------     ------     ------
Income before income taxes..................     (99)        828       1,795         20      1,249
Provision (benefit) for income taxes........      --          83      (1,051)         2        337
                                              ------     -------     -------     ------     ------
Net income (loss)...........................  $  (99)    $   745     $ 2,846     $   18     $  912
                                              ======     =======     =======     ======     ======
Net income (loss) per share.................  $ (.02)    $   .10     $   .35     $  .00     $  .11
                                              ======     =======     =======     ======     ======
Weighted average common shares and
  equivalents...............................   5,665       7,738       8,172      7,733      8,268
                                              ======     =======     =======     ======     ======

   The accompanying notes are an integral part of these financial statements.

                                  PROXIM, INC.

                  STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                                                             ACCRETION
                                                                            OF PREFERRED
                                              COMMON STOCK     ADDITIONAL      STOCK
                                             ---------------    PAID-IN      REDEMPTION    ACCUMULATED
                                             SHARES   AMOUNT    CAPITAL        VALUE         DEFICIT      TOTAL
                                             ------   ------   ----------   ------------   -----------   -------
Balance at December 31, 1992...............   1,519     $1      $  9,498       $ (468)      $ (12,643)   $(3,612)
  Exercise of stock options................     258     --            40           --              --         40
  Accretion of Mandatorily Redeemable
     Convertible Preferred Stock redemption
     value.................................      --     --            --         (466)             --       (466)
  Conversion of Mandatorily Redeemable
     Convertible Preferred Stock into
     Common Stock..........................   3,578      4         5,755          934              --      6,693
  Issuance of Common Stock, net of issuance
     costs of $812.........................   1,500      2        11,741           --              --     11,743
  Net loss.................................      --     --            --           --             (99)       (99)
                                              -----              -------        -----        --------    -------
                                                        --
Balance at December 31, 1993...............   6,855               27,034           --         (12,742)    14,299
                                                         7
  Exercise of stock options................     131                   52           --              --         52
                                                        --
  Issuance of Common Stock under Stock
     Purchase Plan.........................      25                  130           --              --        130
                                                        --
  Net income...............................      --                   --           --             745        745
                                                        --
                                              -----              -------        -----        --------    -------
                                                        --
Balance at December 31, 1994...............   7,011               27,216           --         (11,997)    15,226
                                                         7
  Exercise of stock options................     172                  102           --              --        102
                                                        --
  Issuance of Common Stock under Stock
     Purchase Plan.........................      74                  276           --              --        276
                                                        --
  Net income...............................      --                   --           --           2,846      2,846
                                                        --
                                              -----              -------        -----        --------    -------
                                                        --
Balance at December 31, 1995...............   7,257               27,594           --          (9,151)    18,450
                                                         7
  Exercise of stock options (unaudited)....     130                   33           --              --         33
                                                        --
  Issuance of Common Stock under Stock
     Purchase Plan (unaudited).............      69                  130           --              --        130
                                                        --
  Net income (unaudited)...................      --                   --           --             912        912
                                                        --
                                              -----              -------        -----        --------    -------
                                                        --
Balance at March 31, 1996 (unaudited)......   7,456             $ 27,757       $   --       $  (8,239)   $19,525
                                                        $7
                                              =====              =======        =====        ========    =======
                                                        ==

   The accompanying notes are an integral part of these financial statements.

                                  PROXIM, INC.

                            STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                THREE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,           MARCH 31,
                                               -----------------------------    ------------------
                                                1993       1994       1995       1995       1996
                                               -------    -------    -------    -------    -------
                                                                                (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)..........................  $   (99)   $   745    $ 2,846    $    18    $   912
  Adjustments to reconcile net income (loss)
     to net cash used in operating
     activities:
  Depreciation and amortization..............      197        262        516         94        160
  Deferred tax assets........................       --         --     (1,231)        --        (44)
  Changes in assets and liabilities:
     Accounts receivable.....................     (508)    (1,036)    (4,681)       342        460
     Inventories.............................     (325)    (2,115)    (4,865)      (465)      (221)
     Other assets............................      (85)      (115)       114         64       (151)
     Accounts payable........................      142      1,047      2,060       (649)    (1,416)
     Accrued liabilities.....................      193        142      1,388        199        109
                                               -------    -------    -------    -------    -------
       Net cash used in operating
          activities.........................     (485)    (1,070)    (3,853)      (397)      (191)
                                               -------    -------    -------    -------    -------
CASH FLOWS USED IN INVESTING ACTIVITIES FOR
  PURCHASES OF PROPERTY AND EQUIPMENT........     (129)      (681)    (1,578)      (539)      (629)
                                               -------    -------    -------    -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments on capitalized lease
     obligations.............................      (50)       (17)        --         --         --
  Proceeds from issuance of Mandatorily
     Redeemable Convertible Preferred
     Stock...................................      551         --         --         --         --
  Proceeds from issuance of Common Stock.....   12,595        182        378        127        163
  Payment of initial public offering issuance
     costs...................................     (395)      (417)        --         --         --
                                               -------    -------    -------    -------    -------
       Net cash provided by (used in)
          financing activities...............   12,701       (252)       378        127        163
                                               -------    -------    -------    -------    -------
Net increase (decrease) in cash and cash
  equivalents................................   12,087     (2,003)    (5,053)      (809)      (657)
Cash and cash equivalents, beginning of
  period.....................................    1,216     13,303     11,300     11,300      6,247
                                               -------    -------    -------    -------    -------
Cash and cash equivalents, end of period.....  $13,303    $11,300    $ 6,247    $10,491    $ 5,590
                                               =======    =======    =======    =======    =======
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
  AND FINANCING ACTIVITIES:
  Conversion of Series A and B Mandatorily
     Redeemable Convertible Preferred Stock
     into Common Stock upon completion of
     initial public offering.................  $ 6,693    $    --    $    --    $    --    $    --
  Accretion of Mandatorily Redeemable
     Convertible Preferred Stock redemption
     value...................................      466         --         --         --         --
  Conversion of convertible subordinated
     promissory notes into Series B
     Mandatorily Redeemable Convertible
     Preferred Stock.........................      300         --         --         --         --

   The accompanying notes are an integral part of these financial statements.

                                  PROXIM, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- THE COMPANY:

     Proxim, Inc. (the "Company") designs, manufactures and markets high performance wireless local area data networking products. Based on spread spectrum radio frequency technology, Proxim's highly integrated wireless client adapters and network infrastructure systems seamlessly extend existing enterprise LANs to enable mobility-driven applications in a wide variety of in-building and campus area environments.. The Company operates in one industry segment and has no assets located outside the United States.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Management estimates and assumptions

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue, cost of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     Cash equivalents

     The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

     Revenue

     Product revenue is generally recognized upon shipment to the customer. The Company grants certain distributors limited rights of return and price protection on unsold products. Product revenue on shipments to distributors which have rights of return and price protection is recognized upon shipment by the distributor. The provision for estimated future warranty is recorded at the time revenue is recognized.

     Inventories

     Inventories are stated at the lower of cost or market, cost being determined using the first in, first out method.

     Property and equipment

     Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, ranging from two to five years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements.

     Software development costs

     Software development costs are included in research and development and are expensed as incurred. Statement of Financial Accounting Standards No. 86 requires the capitalization of certain software development costs once technological feasibility is established, which the Company defines as completion of a working model. The capitalized cost is then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater. To date, the period between achieving technological feasibility and the general availability of such software has been short and

                                  PROXIM, INC.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:
software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs.

     Income taxes

     A deferred tax liability or asset, net of valuation allowance, is established for the expected future consequences resulting from the differences between the financial reporting and income tax bases of assets and liabilities and from net operating loss carryforwards.

     Net income (loss) per share

     Net income (loss) per share is based upon the weighted average number of outstanding shares of Common Stock plus dilutive common stock equivalents. Through the initial public offering of the Company's Common Stock on December 22, 1993, common stock equivalents also included shares of Mandatorily Redeemable Convertible Preferred Stock assuming conversion into Common Stock on their respective original dates of issuance and stock options and warrants granted subsequent to September 30, 1992 (using the treasury stock method and initial public offering price).

     Interim results (unaudited)

     The accompanying balance sheet as of March 31, 1996, the statements of operations and of cash flows for the three months ended March 31, 1995 and 1996, and the statement of stockholders' equity for the three months ended March 31, 1996 are unaudited. In the opinion of management, the statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of these interim periods. The data disclosed in these notes to financial statements for these periods are also unaudited.

                                  PROXIM, INC.

NOTE 3 -- BALANCE SHEET COMPONENTS:

                                                             DECEMBER 31,
                                                          -------------------      MARCH 31,
                                                           1994        1995          1996
                                                          -------     -------     -----------
                                                                    (IN THOUSANDS)(UNAUDITED)
    Accounts receivable:
      Gross accounts receivable.........................  $ 2,129     $ 6,930       $ 6,450
      Less: allowance for doubtful accounts.............       --        (120)         (100)
                                                          -------     -------       -------
                                                          $ 2,129     $ 6,810       $ 6,350
                                                          =======     =======       =======
    Inventories:
      Raw materials.....................................  $ 1,303     $ 1,609       $ 1,665
      Work-in-process...................................      731       2,987         3,070
      Finished goods....................................      992       3,295         3,377
                                                          -------     -------       -------
                                                          $ 3,026     $ 7,891       $ 8,112
                                                          =======     =======       =======
    Property and equipment:
      Computer and test equipment.......................  $ 2,038     $ 3,163       $ 3,722
      Furniture and fixtures............................      164         385           392
      Leasehold improvements............................      220         519           582
                                                          -------     -------       -------
                                                            2,422       4,067         4,696
      Less: accumulated depreciation and amortization...   (1,684)     (2,267)       (2,427)
                                                          -------     -------       -------
                                                          $   738     $ 1,800       $ 2,269
                                                          =======     =======       =======
    Accrued liabilities:
      Accrued compensation..............................  $   311     $ 1,119       $   970
      Income taxes payable..............................       64         220           553
      Deferred revenue..................................       83         340           358
      Other.............................................       64         231           138
                                                          -------     -------       -------
                                                          $   522     $ 1,910       $ 2,019
                                                          =======     =======       =======

NOTE 4 -- STOCKHOLDERS' EQUITY:

     Initial Public Offering

     In December 1993, the Company completed an initial public offering of 1,500,000 shares of Common Stock at $9.00 per share and realized proceeds of $11,743,000, net of issuance costs of $812,000.

     Preferred Stock

     In December 1993, the stockholders approved a class of Preferred Stock consisting of 5,000,000 shares, at a par value of $.001 per share, issuable in series and having such rights, preferences, privileges and restrictions as may be determined by the Board of Directors. As of December 31, 1995, no Preferred Stock had been issued.

     1986 Stock Option Plan

     The Company's 1986 Stock Option Plan (the "1986 Plan") provides for the grant of stock options to employees and consultants at prices not less than 85% of the fair value of the Company's Common Stock on the date of grant. The options terminate ten years after the date of grant. All options granted have been at the

                                  PROXIM, INC.

NOTE 4 -- STOCKHOLDERS' EQUITY, CONTINUED:
fair market value of the stock at the dates of grant. An aggregate of 2,272,088 shares of Common Stock have been reserved for issuance pursuant to the 1986 Plan.

     Unless otherwise provided for by the Board, the options are exercisable only upon vesting. Options generally vest ratably over a 48 month period. At December 31, 1995, there were 527,778 shares vested and exercisable under the 1986 Plan. The 1986 Plan (but not outstanding options issued thereunder) terminated by its terms on March 20, 1996.

     A summary of transactions relating to the 1986 Plan follows (in thousands):

                                                        SHARES         OPTIONS
                                                       AVAILABLE     OUTSTANDING    OPTION PRICE
                                                       ---------     -----------   ---------------
    Balance at December 31, 1992.....................      200            806      $   .15 -   .25
      Shares authorized..............................      500             --
      Options granted................................     (741)           741           .15 - 8.00
      Options exercised..............................       --           (258)         .15 -   .25
      Options canceled...............................      305           (305)         .15 -   .25
                                                          ----          -----
    Balance at December 31, 1993.....................      264            984           .15 - 8.00
      Shares authorized..............................      500             --
      Options granted................................     (345)           345          4.00 - 6.81
      Options exercised..............................       --           (131)          .15 - 1.50
      Options canceled...............................       47            (47)          .25 - 1.50
                                                          ----          -----
    Balance at December 31, 1994.....................      466          1,151           .15 - 8.00
      Options granted................................     (257)           257         4.13 - 16.75
      Options exercised..............................       --           (172)          .15 - 7.13
      Options canceled...............................       36            (36)          .15 - 7.13
                                                          ----          -----
    Balance at December 31, 1995.....................      245          1,200          .15 - 16.75
      Options granted................................     (151)           151        17.75 - 21.88
      Options exercised..............................       --           (125)         .15 -  9.63
      Termination of 1986 Plan.......................      (94)            --
                                                          ----          -----
    Balance at March 31, 1996........................       --          1,226      $   .15 - 21.88
                                                          ====          =====

     1995 Long-Term Incentive Plan

     In April 1995, the Company established the 1995 Long-Term Incentive Plan (the "1995 Plan") which provides for the grant of awards in the form of stock options, restricted stock, performance shares, restricted stock units, and stock unit awards to employees, consultants and officers at prices not less than 100% of the fair value of the Company's Common Stock on the date of grant. The options terminate ten years after the date of grant. All options granted have been at the fair market value of the stock at the dates of grant. The 1995 Plan is intended to supplement and eventually replace the Company's 1986 Plan. At March 31, 1996, 110,000 options had been granted at an exercise price of $6.50 per share, and no shares were vested and exercisable under the 1995 Plan. In March 1996, the Company's Board of Directors increased the number of shares of Common Stock authorized for issuance under the 1995 Plan by 1,000,000 shares to an aggregate of 1,250,000 shares.

                                  PROXIM, INC.

NOTE 4 -- STOCKHOLDERS' EQUITY, CONTINUED:
     1993 Employee Stock Purchase Plan

     In September 1993, the Company established the 1993 Employee Stock Purchase Plan (the "Purchase Plan"). The Company initially reserved 200,000 shares of Common Stock for issuance to employees under the Purchase Plan. Under the Purchase Plan, an eligible employee may purchase shares of Common Stock from the Company through payroll deductions of up to 10% of his or her total compensation, at a price per share equal to 85% of the lesser of the fair market value of the Company's Common Stock at the first day or last day of each six-month offering period. Offering periods commence on August 15 and February
15. During 1994 and 1995 and the three months ended March 31, 1996, 24,592, 74,354 and 69,141 shares of the Company's Common Stock were issued under the Purchase Plan respectively. In March 1996, the Company's Board of Directors increased the number of shares of Common Stock reserved for issuance under the Purchase Plan by 200,000 shares to an aggregate of 400,000 shares.

     1994 Director Option Plan

     In May 1994, the Company adopted the 1994 Director Option Plan (the "Directors' Plan") which provides for the grant of stock options to directors at the fair value of the Company's Common Stock on the date of grant. The options terminate ten years after the date of grant. All options granted have been at the fair market value of the stock at the dates of grant. An aggregate of 100,000 shares of Common Stock have been reserved for issuance under the Directors' Plan. At March 31, 1996, 55,000 options had been granted at exercise prices ranging from $4.25 to $18.63 per share, 5,208 options had been exercised, 8,542 options had been canceled and 53,542 shares were available for grant under the Directors' Plan.

NOTE 5 -- MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK:

     The Company's Articles of Incorporation were amended and restated in October 1992 to authorize the issuance of four series of Mandatorily Redeemable Convertible Preferred Stock aggregating 9,861,448 shares, of which two series of Mandatorily Redeemable Convertible Preferred Stock (Series A and Series B) aggregating 3,578,000 shares were issued prior to the initial public offering. In connection with the public offering of the Company's Common Stock in December 1993, the Mandatorily Redeemable Convertible Preferred Stock was converted into Common Stock.

     A summary of Series A Mandatorily Redeemable Convertible Preferred Stock ("Series A") and Series B Mandatorily Redeemable Convertible Preferred Stock ("Series B") transactions is as follows (in thousands):

                                                         SERIES A               SERIES B
                                                    ------------------     ------------------
                                                    SHARES     AMOUNT      SHARES     AMOUNT
                                                    ------     -------     ------     -------
    Balance at December 31, 1992..................   2,430     $ 3,451        793     $ 1,925
    Conversion of Bridging Notes..................      --          --        125         300
    Accretion of redemption value.................      --         269         --         197
    Exercise of Series B Warrants.................      --          --        230         551
    Conversion of Mandatorily Redeemable
      Convertible Preferred Stock into Common
      Stock upon the closing of the initial public
      offering in December 1993...................  (2,430)     (3,720)    (1,148)     (2,973)
                                                    ------     -------     ------     -------
    Balance at December 31, 1993..................      --     $    --         --     $    --
                                                    ======     =======     ======     =======

     In conjunction with the issuance of Series B and the Bridging Notes in 1992, the Company issued warrants to purchase 104,540 and 125,000 shares, respectively, of the Company's Series B at $2.40 per share,

                                  PROXIM, INC.

NOTE 5 -- MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK, CONTINUED:
which represented the fair market value of the Company's preferred stock at the date of issuance. All such warrants were exercised prior to the initial public offering.

NOTE 6 -- RETIREMENT SAVINGS PLAN:

     Effective January 1, 1993, the Company implemented a retirement savings plan which qualifies as a thrift plan under section 401(k) of the Internal Revenue Code. All employees who have completed two months of service and are twenty-one years of age or older on or before the quarterly entry periods are eligible to participate in the Plan. The Plan allows participants to contribute up to 25% of the total compensation that would otherwise be paid to the participant, not to exceed the amount allowed by applicable Internal Revenue Service guidelines. The Company may make a discretionary matching contribution equal to the percentage of the participant's contributions subject to a maximum of 4%. The Company made no contributions to the plan through December 31, 1995.

NOTE 7 -- INCOME TAXES:

     The provision (benefit) for income taxes consists of the following (in thousands):

                                                                    YEAR ENDED DECEMBER 31,
                                                                   -------------------------
                                                                   1993     1994      1995
                                                                   ----     ----     -------
    Current:
      Federal....................................................  $--      $60      $   149
      State......................................................   --       23           31
                                                                   ---      ---      -------
                                                                    --       83          180
                                                                   ---      ---      -------
    Deferred:
      Federal....................................................   --       --       (1,093)
      State......................................................   --       --         (138)
                                                                   ---      ---      -------
                                                                    --       --       (1,231)
                                                                   ---      ---      -------
                                                                   $--      $83      $(1,051)
                                                                   ===      ===      =======

     Deferred tax assets comprise the following (in thousands):

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1994        1995
                                                                       -------     -------
    Net operating loss carryforwards.................................  $ 2,441     $ 1,788
    Capitalized research and development costs.......................      214         181
    Accrued expenses and reserves....................................      403         586
                                                                       -------     -------
    Total deferred tax assets........................................    3,058       2,555
    Valuation allowance..............................................   (3,058)     (1,324)
                                                                       -------     -------
                                                                       $    --     $ 1,231
                                                                       =======     =======

                                  PROXIM, INC.

NOTE 7 -- INCOME TAXES, CONTINUED:
     The tax provision (benefit) reconciles to the amount computed by multiplying income (loss) before tax by the U.S. federal statutory rate of 35% as follows (in thousands):

                                                                 YEAR ENDED DECEMBER 31,
                                                                --------------------------
                                                                1993     1994       1995
                                                                ----     -----     -------
    Tax at federal statutory rate.............................  $(35)    $ 290     $   628
    State taxes, net of federal tax benefit...................    --        50         109
    Net operating loss carryforwards, net of minimum tax
      effect..................................................    35      (257)       (503)
    Change in valuation allowance.............................    --        --      (1,231)
    Other.....................................................    --        --         (54)
                                                                ----     -----     -------
                                                                $ --     $  83     $(1,051)
                                                                ====     =====     =======

     Management has established a valuation allowance covering a portion of gross deferred tax assets based on management's expectations of future taxable income and the actual taxable income of the Company during the three years ended December 31, 1995.

     At December 31, 1995, the Company had approximately $5,000,000 of net operating loss carryforwards for federal tax reporting purposes available to offset future taxable income; such carryforwards expire through 2008.

     The amounts of and the benefit from net operating losses that can be carried forward may be impaired or limited in certain circumstances. Events which may cause changes in the Company's taxes include, but are not limited to, a cumulative stock ownership change of greater than 50%, as defined, over a three year period. As a result of a prior financing which resulted in a cumulative ownership change in 1991 of greater than 50%, approximately $3,000,000 of the Company's net operating loss carryforwards may be limited to usage of approximately $300,000 per year through 2005.

NOTE 8 -- CONCENTRATION OF SALES AND CREDIT RISK:

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents primarily in market rate accounts and highly rated commercial paper. The Company, by policy, limits the amount of credit exposure to any financial institution or commercial issuer.

     The Company generally extends 30-day credit terms to its customers, which is consistent with industry business practices. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. To date the Company has not experienced any material credit losses. All transactions are denominated in U.S. dollars.

     In 1993, revenue from two customers represented 18% and 13% of total revenue. During 1994, revenue from two customers represented 17% and 15% of total revenue. During 1995, revenue from two customers represented 27% and 14% of total revenue. During the three months ended March 31, 1996, revenue from three customers represented 27%, 17% and 11% of total revenue.

     Revenue from shipments to customers outside the United States, primarily in Asia Pacific, Europe and South America, represented 4%, 6%, 24% and 36% of total revenue in 1993, 1994, 1995 and the three months ended March 31, 1996, respectively. Revenue from sales to Asia Pacific represented 17% and 23% of

                                  PROXIM, INC.

NOTE 8 -- CONCENTRATION OF SALES AND CREDIT RISK, CONTINUED:
total revenue in 1995 and the three months ended March 31, 1996, respectively. Revenue from sales to South America represented 11% of total revenue in the three months ended March 31, 1996.

     At December 31, 1994, outstanding receivables from one customer represented 36% of gross receivables. At December 31, 1995, outstanding receivables from three customers represented 26%, 25% and 11% of gross receivables. At March 31, 1996, outstanding receivables from two customers represented 27% and 21% of gross receivables.

NOTE 9 -- COMMITMENTS:

     The Company occupies its facility under a non-cancelable operating lease agreement which expires in June 2000 and which requires payment for property taxes, insurance, maintenance and utilities. Total rental expense related to this operating lease was $168,000, $194,000, $364,000 and $114,000 for 1993,
1994, 1995 and the three months ended March 31, 1996, respectively.

     Future minimum lease payments under non-cancelable leases at December 31, 1995 were as follows (in thousands):

                                                                             OPERATING
                                                                              LEASES
                                                                             ---------
        Year ending:
          1996.............................................................   $   456
          1997.............................................................       488
          1998.............................................................       504
          1999.............................................................       504
          2000.............................................................       252
                                                                               ------
                  Total minimum lease payments.............................   $ 2,204
                                                                               ======

- ------------------------------------------------------
- ------------------------------------------------------

     No dealer, salesperson or any other person has been authorized to give any information or make any representations not contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, any Selling Stockholder or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any of the securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date of this Prospectus.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     3
Risk Factors..........................     5
Use of Proceeds.......................    12
Dividend Policy.......................    12
Price Range of Common Stock...........    12
Capitalization........................    13
Selected Financial Data...............    14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    15
Business..............................    22
Management............................    35
Underwriting..........................    37
Additional Information................    40
Available Information.................    40
Information Incorporated by
  Reference...........................    40
Legal Matters.........................    41
Experts...............................    41
Financial Statements..................   F-1

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------
                                2,500,000 SHARES
                                      LOGO
                                  Common Stock

                            ------------------------
                                   PROSPECTUS

                                          , 1996
                            ------------------------
                                 UBS SECURITIES
                             MONTGOMERY SECURITIES
                                UNTERBERG HARRIS
                             VOLPE, WELTY & COMPANY
- ------------------------------------------------------
- ------------------------------------------------------

                    APPENDIX - DESCRIPTION OF GRAPHIC IMAGES

INSIDE FRONT COVER

     RANGELAN2 Interoperability. Illustration of the Company's RangeLAN2 technology showing a central processing unit communicating with various computing devices manufactured by Badger, Epson, Intermec, Dell, Citadel, WISE, ALPS Electric (formerly Kalidor), BASS, Fujitsu, LXE and Zenith Data Systems.

PAGE 23

     Illustration of a wireless communications system integrated into a hospital's existing network infrastructure. Showing a central server and wireless network access points communicating with devices in a medical supply room, a maternity ward, patient admissions and an emergency room.

INSIDE BACK COVER

PHOTO UPPER RIGHT:

     RANGELAN2 OEM Products

PHOTO LEFT CENTER:

     RANGELINK Family

PHOTO LOWER RIGHT:

     RANGELAN2 Branded Products with awards showing PC Magazine Editors' Choice from February 20, 1996 and LAN Magazine 1996 Products of the Year, April 1996.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various costs and expenses payable by the Company, other than underwriting discounts and commissions, of the sale and distribution of the securities being registered. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee, the Nasdaq Stock Market listing fee and the NASD filing fee.

    SEC Registration Fee..............................................  $ 40,771
    NASD Filing Fee...................................................    12,324
    Nasdaq Stock Market Listing Fee...................................    17,500
    Blue Sky Fees and Expenses........................................    10,000
    Legal Fees and Expenses...........................................   200,000
    Accounting Fees and Expenses......................................    75,000
    Printing..........................................................   200,000
    Transfer Agent and Registrar Fees.................................    10,000
    Miscellaneous.....................................................   109,405
                                                                        --------
               Total..................................................  $675,000
                                                                        ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Certificate of Incorporation limits, to the maximum extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. The Company's Bylaws provide that the Company shall indemnify its officers and directors and may indemnify its employees and other agents to the fullest extent permitted by law. The Company has entered into indemnification agreements with its officers and directors containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance, if available on reasonable terms. The Company believes that these agreements are necessary to attract and retain qualified persons as directors and officers.

     At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

     The Company currently maintains director and officer liability insurance.

     Reference is also made to Section 11 of the Underwriting Agreements contained in Exhibits 1.1 and 1.2 hereto, indemnifying officers and directors of the Registrant against certain liabilities.

ITEM 16.  EXHIBITS

EXHIBIT
NUMBER                                   DESCRIPTION
- ------   ----------------------------------------------------------------------------
  1.1*   Form of U.S. Underwriting Agreement.
  1.2*   Form of International Underwriting Agreement.
   4.1   Restated Certificate of Incorporation of Registrant (incorporated by reference to the Registrant's Statement No. 33-70712 filed with the
         Securities and Exchange Commission).
   4.2   Form of Common Stock Certificate (incorporated by reference to the
         Registrant's Registration Statement No. 33-70712 filed with the Securities and Exchange Commission).
  5.1*   Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
  11.1   Computation of net income (loss) per share.
  23.1   Consent of Price Waterhouse LLP (see page II-4).
 23.2*   Consent of counsel (included in Exhibit 5.1).
  24.1   Power of Attorney (see page II-3).

- ---------------
* To be filed by amendment.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions of the Company's Certificate of Incorporation and Bylaws, the Delaware General Corporation Law, the Underwriting Agreement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the question has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, Proxim, Inc., a corporation organized and existing under the law of the State of Delaware, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on the 5th day of June, 1996.

                                          Proxim, Incorporated

                                          By: /s/        DAVID C. KING

                                            ------------------------------------
                                                       David C. King
                                            Chairman of the Board of Directors,
                                                          President
                                                and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David C. King and Keith E. Glover, jointly and severally, his attorneys-in-fact, each with power of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement (including post-effective amendments), or any new registration statement filed pursuant to Rule 462(b), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

             SIGNATURE                               TITLE                      DATE
- ------------------------------------   ----------------------------------   -------------
       /s/           DAVID C.          Chairman of the Board of              June 5, 1996
                 KING                    Directors, President and Chief
- ------------------------------------     Executive Officer (Principal
           David C. King                 Executive Officer)
       /s/          KEITH E.           Chief Financial Officer (Principal    June 5, 1996
                GLOVER                   Financial Officer and Principal
- ------------------------------------     Accounting Officer)
          Keith E. Glover
       /s/           RAYMOND           Director                              June 5, 1996
                 CHIN
- ------------------------------------
            Raymond Chin
       /s/          LESLIE G.          Director                              June 5, 1996
                DENEND
- ------------------------------------
          Leslie G. Denend
        /s/       MICHAEL D.           Director                              June 5, 1996
               KAUFMAN
- ------------------------------------
         Michael D. Kaufman
        /s/      G. RUSSELL            Director                              June 5, 1996
              MORTENSON
- ------------------------------------
        G. Russell Mortenson

                                                                    EXHIBIT 23.1

                       CONSENT OF INDEPENDENT ACCOUNTANTS

     We hereby consent to the use in the Prospectus constituting part of this Registration Statement on Form S-3 of our report dated January 24, 1996 relating to the financial statements of Proxim, Inc., which appears in such Prospectus and is incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1995. We also consent to the references to us under the headings "Experts" and "Selected Financial Data" in such Prospectus. However, it should be noted that Price Waterhouse LLP has not prepared or certified such "Selected Financial Data."

PRICE WATERHOUSE LLP
San Jose, California
June 4, 1996

                                  PROXIM, INC.

                       REGISTRATION STATEMENT ON FORM S-3

                                 EXHIBIT INDEX

                                                                              SEQUENTIALLY
 EXHIBIT                                                                        NUMBERED
NUMBER                              DESCRIPTION                                   PAGE
- ------   -----------------------------------------------------------------    ------------
 1.1*    Form of U.S. Underwriting Agreement..............................
 1.2*    Form of International Underwriting Agreement.....................
  4.1    Certificate of Incorporation of Registrant (incorporated by reference to the Registrant's Statement No. 33-70712 filed with the Securities and Exchange Commission)..........................
  4.2    Form of Common Stock Certificate (incorporated by reference to the Registrant's Registration Statement No. 33-70712 filed with the Securities and Exchange Commission)..........................
 5.1*    Opinion of Wilson Sonsini Goodrich & Rosati, Professional
         Corporation......................................................
 11.1    Computation of net income (loss) per share.......................
 23.1    Consent of Price Waterhouse LLP (see page II-4)..................
23.2*    Consent of Counsel (included in Exhibit 5.1).....................
 24.1    Power of Attorney (see page II-3)................................

- ---------------

* To be filed by amendment.